Filed Pursuant to Rule 424(b)(5)

Registration No. 333-88348

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 29, 2002

12,000,000 Shares

Lyondell Chemical Company

Common Stock

We are selling 12,000,000 shares of common stock. Occidental Petroleum Corporation, which owns shares of our Series B common stock equal to approximately 22% of our outstanding common stock, has agreed to purchase 2,700,000 of the shares, approximately 22% of the shares being offered, directly from the underwriter at a price equal to the initial public offering price less underwriting discounts and commissions.

Our common stock is listed on the New York Stock Exchange under the symbol “LYO.” The last reported sales price on October 7, 2003 was $13.37 per share.

The underwriter has an option to purchase a maximum of 1,800,000 additional shares from us to cover over-allotments of shares. Occidental will not purchase any shares acquired pursuant to the underwriter’s over-allotment option.

Investing in our common stock involves risks. See “ Risk Factors” on page S-6 of this prospectus supplement and page 4 of the accompanying prospectus.

	Price to Public(1)	Underwriting Discounts and Commissions(1)	Proceeds to Lyondell
Per Share	$12.75	$0.35	$12.40
Total	$118,575,000	$3,255,000	$148,800,000	(2)

(1)	Excludes 2,700,000 shares purchased by Occidental. The underwriter will receive no discounts or commissions on the sale of shares to Occidental.
(2)	Includes 2,700,000 shares purchased by Occidental from the underwriter at $12.40 per share.

Delivery of the shares of common stock will be made on or about October 14, 2003.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is October 7, 2003

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

MARKET, RANKING AND INDUSTRY DATA

The data included or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and our estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management’s knowledge and experience. We believe these estimates to be accurate as of the date of the document in which the estimates were made or as of the date specified in such document. However, this information may prove to be inaccurate because of the methods by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. From time to time we disclose so-called non-GAAP financial measures, primarily EBITDA, or earnings before interest, taxes and depreciation and amortization of long-lived assets, as well as proportionate share data for us and our joint ventures. The non-GAAP financial measures described herein are not a substitute for the GAAP measures of earnings, for which management has responsibility.

EBITDA is a key measure used by the banking and high-yield investing communities in their evaluation of economic performance. Accordingly, management believes that disclosure of EBITDA provides useful information to investors because it is frequently cited by financial analysts in evaluating companies’ performance and it is a key measure in the calculation of financial covenants contained in our credit facility and the indentures governing our senior debt. Management believes that inclusion of EBITDA in certain disclosures is useful because it increases the visibility of this component of the covenant analysis to an investor. Additionally, multiples of EBITDA are one measure of the indicated fair value of certain long-lived assets. For example, we used the multiples-of-EBITDA approach in evaluating our goodwill for impairment.

We also report proportionate share data for us and our joint ventures. The joint ventures are not consolidated, but accounted for by the equity method of accounting. Accordingly, in our financial statements investors only see a single line item – investments – for each joint venture in the balance sheet and one line item – equity income from joint venture investments – in the income statement. As such, investors may not get a true appreciation of the magnitude of certain operating and financial data for us and our joint ventures and the scope of their business activities. Management believes that reporting proportionate share data may give investors a more complete picture of the size and scope of the operating activities of us and our joint ventures.

We also periodically report adjusted net income (loss) or adjusted EBITDA, excluding specified items that are unusual in nature or not comparable from period to period and that are included in GAAP measures of earnings. Management believes that excluding these items generally helps investors compare operating performance between two periods. Such adjusted data is not reported without an explanation of the items that are excluded.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus, including “Risk Factors” and the information incorporated by reference into this prospectus supplement and the accompanying prospectus, before making any investment decision.

Our Business

We are a global chemical company. We manufacture and market a variety of intermediate and performance chemicals, including propylene oxide and its derivatives, propylene glycol, propylene glycol ethers and butanediol, co-products styrene monomer and tertiary butyl alcohol and its derivative, methyl tertiary butyl ether (MTBE), as well as toluene diisocyanate (TDI) and methanol, which are collectively known as our intermediate chemicals and derivatives business.

Lyondell owns 70.5% of Equistar Chemicals, LP, a Delaware limited partnership (Equistar), which operates petrochemicals and polymers businesses. Millenium Chemicals Inc. owns the remaining 29.5% of Equistar. Equistar’s petrochemicals business manufactures and markets olefins, oxygenated products, aromatics and specialty products. Equistar’s olefins include ethylene, propylene and butadiene, and its oxygenated products include ethylene oxide and its derivatives, ethylene glycol, ethanol and MTBE. Equistar’s aromatics include benzene and toluene. Equistar’s polymers business manufactures and markets polyolefins, including high density polyethylene, low density polyethylene, linear low density polyethylene, polypropylene and performance polymers. Equistar’s performance polymers include enhanced grades of polyethylene, such as wire and cable insulating resins, and polymeric powders.

Lyondell also owns 58.75% of LYONDELL-CITGO Refining LP, a Delaware limited partnership (LCR), which produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants. LCR sells its principal refined products primarily to CITGO Petroleum Corporation, which owns the remaining 41.25% of LCR.

In this prospectus supplement and the accompanying prospectus, we refer to Lyondell, its wholly owned and majority owned subsidiaries, and its ownership interest in equity affiliates as “we” or “us,” unless we specifically state otherwise or the context indicates otherwise.

Lyondell is a Delaware corporation with principal executive offices located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 and its telephone number at that address is (713) 652-7200.

Recent Developments

Third Quarter 2003 Results of Operations

Lyondell expects a third quarter 2003 net loss of $0.25 to $0.35 per share compared to the second quarter 2003 net loss of $0.43 per share and the third quarter 2002 net loss of $0.02 per share. Compared to the second quarter 2003, the expected third quarter 2003 improvement primarily reflects higher sales volumes and margins for propylene oxide and its derivatives together with higher MTBE margins. Sales volumes for propylene oxide and its derivatives were approximately 10% to 15% higher than in the second quarter 2003. Margins in the third quarter benefited from lower propylene raw material prices, while sales prices remained relatively stable. At

Equistar, sales volumes were 15% to 20% higher than in the second quarter 2003, but the benefit was generally offset by lower product margins in the third quarter 2003. At LCR, the amount of Venezuelan crude oil processed in the third quarter 2003 under the crude supply agreement (CSA) with PDVSA Petroleo, S.A. averaged 230,000 barrels per day compared to 246,000 barrels per day in the second quarter 2003. LCR’s total crude processing rate in the third quarter 2003 averaged 265,000 barrels per day compared to 274,000 barrels per day in the second quarter 2003. Lyondell’s income from its equity investments in Equistar and LCR in the third quarter 2003 is expected to show modest improvement compared to the second quarter 2003.

The expected increase in the net loss in the third quarter 2003 compared to the third quarter 2002 is primarily due to lower product margins at Equistar, lower TDI margins and the expiration at the end of 2002 of a favorable MTBE contract with BP at Lyondell. Lyondell expects a third quarter 2003 pretax loss from its equity investment in Equistar, compared to pretax equity income of $11 million in the third quarter 2002, as higher raw material costs, continuing weak demand and excess capacity have combined to reduce industry product margins. Lyondell expects its pretax equity income from its equity investment in LCR in the third quarter 2003 to increase compared to pretax equity income of $32 million in the third quarter 2002, as crude oil processed under the CSA increased from an average of 212,000 barrels per day in the third quarter 2002 to an average of 230,000 barrels per day in the third quarter 2003.

Cash Balances and Revolver Borrowings as of September 30, 2003

As of September 30, 2003, Lyondell’s cash and cash equivalents totaled approximately $390 million and there were no borrowings outstanding under Lyondell’s $350 million revolving credit facility. At June 30, 2003, cash, cash equivalents and other short-term investments totaled $327 million and there were no borrowings outstanding under Lyondell’s revolving credit facility. The September 30, 2003 cash position reflects, among other things, Lyondell’s continued focus on cash conservation efforts, such as limiting capital expenditures and controlling operating costs. Net cash distributions to Lyondell from LCR were $55 million in the third quarter 2003 compared to $68 million in the second quarter 2003.

As of September 30, 2003, Equistar’s cash and cash equivalents totaled approximately $125 million and approximately $29 million of borrowings were outstanding under Equistar’s $354 million revolving credit facility. Equistar’s cash and cash equivalents as of June 30, 2003 totaled $143 million and there were no borrowings outstanding under Equistar’s revolving credit facility.

Debt Compliance

Lyondell believes that Lyondell and Equistar were in compliance with all covenants under their respective debt agreements as of September 30, 2003. Lyondell’s and Equistar’s credit facilities and indentures contain covenants that restrict their ability to take certain actions and their credit facilities require them to maintain specified financial ratios and satisfy certain other financial condition tests. The breach of these covenants would permit the lenders to declare the loans immediately payable and would permit the lenders under their respective credit facilities to terminate future lending commitments. Lyondell’s and Equistar’s ability to comply with their respective financial ratio requirements, which become increasingly restrictive over time, will be dependent upon significantly improved results of operations in 2004 and thereafter as compared to the first half of 2003.

Ratings Triggers

Standard & Poor’s (“S&P”) currently rates Lyondell’s senior secured debt as BB- and Equistar’s senior unsecured debt as BB-. Moody’s Investors Service (“Moody’s”) currently rates Lyondell’s senior secured debt as Ba3 and Equistar’s senior unsecured debt as B1. On September 22, 2003, Moody’s placed the ratings of Lyondell and Equistar under review for possible downgrade citing their concern about the pace at which Lyondell will be able to reduce debt over the 2004-2005 time frame given continuing demand weakness and excess capacity in key markets. Although Lyondell believes that the rating agencies will view this offering positively, one or more of the rating agencies may nevertheless reduce Lyondell’s and/or Equistar’s debt ratings. A reduction of Lyondell’s debt rating by S&P or by Moody’s would permit the counterparty to Lyondell’s receivables sales agreement to terminate that agreement (which currently provides for the sale of up to $85 million of domestic accounts receivable). A reduction of Equistar’s debt rating to B+ by S&P or to B3 by Moody’s would permit the counterparty to terminate Equistar’s $100 million receivables sales agreement. Any reduction by either agency also would permit the counterparty to terminate Equistar’s $102 million railcar lease. Although Lyondell can give no assurances, Lyondell expects Lyondell and Equistar to successfully re-negotiate or restructure their respective facilities.

The Offering

Common stock offered by Lyondell

12,000,000 shares, including 2,700,000 shares, approximately 22% of the shares being offered, to be purchased directly from the underwriter by Occidental Petroleum Corporation (Occidental). Occidental will purchase these shares from the underwriter at a price equal to the initial public offering price less underwriting discounts and commissions.

Over-allotment option	1,800,000 shares. Unless indicated otherwise, information in this prospectus supplement assumes no exercise of the over-allotment option. See “Underwriting.”

Common stock to be outstanding after the offering (excluding shares reserved for issuance upon exercise of outstanding options)	176,840,972 shares (178,640,972 shares if the underwriter exercises the over-allotment option in full).

We have two series of common stock outstanding, common stock (sometimes referred to for clarity as original common stock) and Series B common stock. This offering is of original common stock. The number of shares of common stock outstanding set forth above includes outstanding shares of our Series B common stock. Our Series B common stock has rights substantially the same as those of our original common stock except that dividends on Series B shares may be paid in the form of additional shares of Series B common stock. Shares of Series B common stock are expected to become convertible into shares of original common stock in August 2004. Occidental owns all 36,310,972 shares of Series B common stock currently outstanding, which represent approximately 22% of our outstanding common stock.

Use of proceeds	We intend to use the net proceeds from the sale of the common stock to enhance liquidity and for general corporate purposes.

New York Stock Exchange symbol	LYO

Risk factors

“Risk Factors” beginning on page S-6 of this prospectus supplement and on page 4 of the accompanying prospectus contain important information regarding our common stock and us. Please read those sections carefully before you decide whether to invest in our common stock.

RISK FACTORS

There are many risks that may affect your investment in the common stock. Some of these risks, but not all of them, are listed below. You should carefully consider these risks, the risks described beginning on page 4 of the accompanying prospectus, as well as the other information included or incorporated by reference in this prospectus supplement before buying the common stock.

Our balance sheet is highly leveraged and we have risks resulting from significant amounts of debt.

As of June 30, 2003, we had outstanding debt of approximately $4.2 billion. This debt represented approximately 77% of our total capitalization. Our debt amounts do not include approximately $2.7 billion in joint venture debt at June 30, 2003, which includes $300 million of Equistar debt for which Lyondell is a guarantor. In addition, as of June 30, 2003 we had $297 million of available capacity (which is net of $53 million of outstanding letters of credit) under our $350 million revolving credit facility and we may borrow thereunder to fund working capital or other needs in the future. We also have additional contractual commitments described under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” incorporated by reference herein.

In addition to our debt and other contractual obligations, we and our joint ventures have substantial underfunded post-retirement benefit liabilities. At December 31, 2002, the projected benefit obligation for Lyondell’s post-retirement plans exceeded the fair value of plan assets by $390 million, of which $302 million related to pension benefit obligations. Subject to future actuarial gains and losses, as well as actual asset earnings, Lyondell will be required to fund the $390 million, with interest, in future years. The minimum required contribution for pension benefit obligations may reach an annual rate of approximately $60 million by 2006, due to past investment losses and relatively low current contribution levels. Equistar and LCR also have underfunded post-retirement benefit liabilities.

Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations; and

•	we could be more vulnerable in the event of continued poor business conditions that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Factors beyond our control will affect our ability to make these payments and refinancings. These factors include those discussed elsewhere in these risk factors and those listed in the “Forward-Looking Statements” section of this prospectus supplement.

If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

Our debt agreements may restrict our ability to take certain actions.

Our indentures.    Our indentures contain various covenants that limit our ability to engage in certain transactions. These covenants limit our ability to:

•	incur additional debt or issue subsidiary preferred stock;

•	increase dividends on our capital stock;

•	redeem or repurchase capital stock or repurchase subordinated debt;

•	engage in transactions with affiliates, except on an arm’s-length basis;

•	create liens or engage in sale and leaseback transactions;

•	make some types of investments and sell assets; and

•	consolidate or merge with, or sell substantially all our assets to, another person.

Our credit facility.    Our credit facility also contains restrictive covenants and requires us to maintain specified financial ratios and to satisfy certain other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will be able to satisfy those covenants. As a result of continuing adverse conditions in the industry, in March 2003, we obtained amendments to our credit facility to provide additional financial flexibility by easing certain financial ratio requirements. Beginning in 2004, the financial ratio requirements under our credit facility, however, become increasingly restrictive over time. Our ability to comply with the financial ratio requirements will be dependent upon significantly improved results of operations in 2004 and thereafter as compared to the first half of 2003.

Our credit facility covenants also limit our ability to:

•	increase dividends with respect to our capital stock;

•	make some types of investments; and

•	allow our subsidiaries to incur some types and amounts of debt.

A breach of any of these provisions would permit the lenders to declare all amounts outstanding under the credit facility to be immediately due and payable and to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral that secures the debt.

Equistar has risks resulting from significant amounts of debt and its debt agreements may restrict its ability to take certain actions.

As of June 30, 2003, Equistar had outstanding long-term debt, including current maturities, of approximately $2.3 billion. This debt represented approximately 57% of Equistar’s total capitalization. Also, in the third quarter 2003, Equistar began to consolidate an entity from which it leases certain railcars. The consolidation of this entity as of June 30, 2003 would have increased debt by $102 million. In addition, as of June 30, 2003, Equistar had $337 million of available capacity (which is net of $17 million in outstanding letters of credit) under its $354 million revolving credit facility and may borrow thereunder to fund working capital or other needs in the near term. Equistar’s level of debt and the limitations imposed on it by its existing or future debt agreements could have significant consequences on Equistar’s business and future prospects, including the following:

•	Equistar may not be able to obtain financing in the future for working capital, capital expenditures, research and development efforts, acquisitions, debt service requirements or other purposes;

•	less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations;

•	Equistar could be more vulnerable in the event of continued poor business conditions that would leave it less able to take advantage of significant business opportunities and to react to changes in market or industry conditions; and

•	Equistar is exposed to risks inherent in interest rate fluctuations because some of its borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Further, Equistar’s credit facility and indentures relating to its senior debt securities contain customary covenants that, subject to exceptions, restrict the ability of Equistar to incur additional debt or liens, dispose of assets, make restricted payments (as defined in the agreements) or merge or consolidate with other entities. In addition, the credit facility requires the maintenance of specified financial ratios as provided in the agreement. As a result of continuing adverse conditions in the industry, in March 2003, Equistar obtained amendments to its credit facility that provided additional financial flexibility by generally making certain financial ratio requirements less restrictive, with the exception that the maximum permitted debt ratios become more restrictive beginning September 30, 2004, the definition of total indebtedness became more restrictive at March 31, 2003 and the defined limitation on expenditures for property, plant and equipment was extended to apply through 2004. In addition, the financial ratio requirements become increasingly restrictive over time beginning in the fourth quarter 2003. Equistar’s ability to comply with its financial ratio requirements will be dependent upon significantly improved results of operations in 2004 and thereafter as compared to the first half of 2003.

The breach of these covenants would permit the lenders to declare the loans immediately payable and would permit the lenders under the credit facility to terminate future lending commitments. If Equistar was unable to pay the accelerated amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness under the credit facility.

The debt ratings of Lyondell and Equistar are under review for possible downgrade and may be lowered, which would likely increase borrowing costs and reduce access to capital and would allow counterparties to terminate accounts receivable facilities and a railcar lease.

S&P currently rates Lyondell’s senior secured debt as BB- and Equistar’s senior unsecured debt as BB-. Moody’s currently rates Lyondell’s senior secured debt as Ba3 and Equistar’s senior unsecured debt as B1. During 2003, S&P lowered Lyondell’s senior secured debt rating from BB to BB-. In its most recent announcement regarding Lyondell’s rating, S&P cited Lyondell’s second quarter 2003 results, concerns about the timing of meaningful recovery in the petrochemical sector and Lyondell’s credit exposure to adverse developments in a still uncertain business environment. During 2003, S&P lowered Equistar’s senior unsecured debt rating from BB to BB-. In the first quarter of 2003, both agencies changed the outlook for Lyondell and Equistar from stable to negative. On September 22, 2003, Moody’s placed the ratings of Lyondell and Equistar under review for possible downgrade citing their concern about the pace at which Lyondell will be able to reduce debt over the 2004-2005 time frame given continuing demand weakness and excess capacity in key markets.

Although Lyondell believes that the rating agencies will view this offering positively, one or more of the rating agencies may nevertheless reduce Lyondell’s and/or Equistar’s debt ratings, whether as a result of reasons cited by the agencies, adverse developments affecting their business or events beyond their control. A downgrade in debt rating could affect Lyondell’s and Equistar’s borrowing costs, their ability to refinance or restructure debt in the future and trade terms. A reduction of Lyondell’s debt rating by S&P or by Moody’s would permit the counterparty to Lyondell’s receivables sales agreement to terminate that agreement, which currently provides for the sale of up to $85 million of domestic accounts receivable. A reduction of Equistar’s debt rating to B+ by S&P or to B3 by Moody’s would permit the counterparty to terminate Equistar’s $100 million receivables sales agreement. Any reduction by either agency also would permit the counterparty to terminate Equistar’s $102 million railcar lease.

Our debt covenants currently limit the amount of dividends we may pay on our common stock.

Our ability to declare and pay dividends in the future and the amount of any such dividends will be dependent upon our results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. For many years, we have paid dividends on our common stock at an annual rate of $0.90 per share.

Our credit agreement and the indentures for our existing senior secured and senior subordinated notes currently contain restrictions that provide that Lyondell may not pay dividends on its common stock at an annual rate exceeding $0.90 per share. Our credit agreement also imposes a consolidated net worth covenant that could limit our ability to pay dividends in the future.

In addition, pursuant to a settlement agreement we entered into with the Pension Benefit Guaranty Corporation in 1998, we cannot pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, we provided a letter of credit meeting these requirements.

The cyclicality of the chemical and refining industries may cause significant fluctuation in our income and cash flow.

The historical operating results of Lyondell and its joint ventures reflect the cyclical and volatile nature of the supply-demand balance in both the chemical and refining industries. These industries historically have experienced alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. The cyclicality of these industries results in volatile profits and cash flow over the business cycle.

Currently, there is overcapacity in the chemical industry, as a number of participants in the chemical industry have added capacity, and additional capacity is expected to start up in the future, including our new PO-11 plant in Europe, which is expected to start up in the fourth quarter of 2003. There can be no assurance that future growth in product demand will be sufficient to utilize this additional, or even current, capacity. Excess industry capacity has depressed and may continue to depress our and/or our joint ventures’ volumes and margins. The global economic and political environment continues to be uncertain, contributing to low industry operating rates, adding to the volatility of raw material and energy costs, and forestalling the industry’s recovery from trough conditions, all of which is placing, and may continue to place, pressure on our and our joint ventures’ results of operations. As a result of excess industry capacity and weak demand for products, as well as rising energy costs and raw material prices, our operating income has declined and may remain volatile.

External factors beyond our and our joint ventures’ control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect income and cash flow.

External factors beyond our or our joint ventures’ control can cause volatility in the price of raw materials and other operating costs, as well as significant fluctuations in demand for our and our joint ventures’ products and can magnify the impact of economic cycles on our and our joint ventures’ businesses. Examples of external factors include:

•	general economic conditions which can be affected by various factors;

•	international events and circumstances;

•	competitor actions; and

•	governmental regulation in the United States and abroad.

We believe that the events in the Middle East have had a particular influence in recent months and may continue to do so. In addition, a number of our products and our joint ventures’ products are highly dependent on durable goods markets, such as the housing and automotive markets, which are themselves particularly cyclical. Many of our and our joint ventures’ products are components of other chemical products that, in turn, are subject to the supply-demand balance of both the chemical and refining industries and general economic conditions. If the global economy does not improve, demand for our and our joint ventures’ products and our income and cash flows would continue to be adversely affected. In addition, these risks have and may continue to increase volatility in prices for crude oil and natural gas and could result in increased raw material costs. Further, these risks could cause increased instability in the financial markets and adversely affect our ability to access capital.

We and our joint ventures may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. Any decision to permanently close facilities or exit a business would result in writing off the remaining book value of the assets involved. These temporary outages sometimes last for several quarters or, in certain cases, longer and cause us or our joint ventures to incur costs, including the expenses of maintaining and restarting these facilities. It is possible that factors like increases in raw material costs or lower demand in the future will cause us or our joint ventures to further reduce operating rates or idle facilities or exit uncompetitive businesses.

We and Equistar sell commodity products in highly competitive markets and face significant price pressure.

We and Equistar sell our products in highly competitive markets. Due to the commodity nature of certain of our and Equistar’s products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we and Equistar generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. Specifically, timing differences in pricing between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, sometimes with an additional lag in effective dates for increases, can have a negative effect on profitability. Significant volatility in raw material cost tends to put pressure on product margins, as sales price increases generally tend to lag behind raw material cost increases. Conversely, when raw material costs decrease, customers tend to demand immediate relief in the form of lower sales prices.

Costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

We and our joint ventures purchase large amounts of raw materials and energy for our businesses. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our and our joint ventures’ operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which may be highly volatile and cyclical. For example, during 2002, benchmark crude oil prices trended upward to $29.50 per barrel in December 2002, a 53% increase from the December 2001 low. During 2002, benchmark natural gas prices trended upward, increasing to $4.05 per million BTUs in December 2002, a 123% increase from the October 2001 low. Thus far in 2003, prices have also experienced increases and volatility. Results of operations for us and our joint ventures have been and could be in the future significantly affected by increases in these costs. Price increases increase working capital needs for us and our joint ventures, and can therefore also adversely affect liquidity and cash flow for us and our joint ventures.

In addition, higher natural gas prices adversely affect the ability of many domestic chemicals producers to compete internationally since U.S. producers are disproportionately reliant on natural gas and natural gas liquids as an energy source and as a raw material. In addition to the impact that this has had on Equistar’s exports, reduced competitiveness of U.S. producers also has in the past increased the availability of chemicals in North America as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower prices in North America.

Shared control of joint ventures involving Lyondell may delay decisions or actions.

A substantial portion of our operations is conducted through joint ventures. We share control of these joint ventures with third parties.

Our forecasts and plans with respect to these joint ventures assume that our joint venture partners will observe their obligations with respect to the joint ventures. In the event that any of our joint venture partners do not observe their obligations, it is possible that the affected joint venture would not be able to operate in accordance with its business plans or that we would be required to increase our level of commitment in order to give effect to such plans.

As with any such joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations.

Lyondell or any of the other owners of the joint ventures may transfer control of their joint venture interests or engage in mergers or other business combination transactions with a third party or the other owner that could result in a change of control of Lyondell or the joint venture or the other owner. In many instances, such a transfer would be subject to an obligation to first offer the other owner an opportunity to purchase the interest. Lyondell and the other joint venture owners have discussed, and from time to time may continue to discuss, in connection with their ordinary course dialog regarding the joint ventures or otherwise, transactions that could result in a transfer or modification, directly or indirectly, of their ownership in a joint venture. For example, in August 2002, we purchased Occidental’s 29.5% ownership interest in Equistar.

We cannot be certain that any of the joint venture owners will not sell, transfer or otherwise modify their ownership interest in a joint venture, whether in a transaction involving third parties and/or the other owner. Upon a transfer of an interest in Equistar, the partnership agreement and key agreements between Equistar and its owners would remain in place and may not be modified without the consent of all of the owners, but the transfer could affect the governance of Equistar, particularly because Equistar’s partnership agreement requires unanimous approval for some decisions.

Equistar’s credit facility provides that an event of default occurs if Lyondell and/or Millennium cease to collectively hold at least a 50% interest in Equistar. LCR’s credit facility provides that an event of default occurs if Lyondell and CITGO cease to individually or collectively hold at least a 35% interest in LCR. In addition, LCR’s credit facility provides that an event of default occurs if (1) Lyondell transfers its interest as a member of LCR to a person other than an affiliate or (2) neither CITGO nor any of its affiliates is a member of LCR.

Distributions of cash from our joint ventures may be restricted.

We conduct a substantial amount of our operations through our joint ventures. Our ability to meet our debt service and other obligations is dependent, in part, upon the receipt of distributions from our joint ventures. LCR’s credit facility prohibits the payment of distributions to us during an event of default thereunder. Subject to the provisions of the applicable debt agreements, future borrowings by our joint ventures may contain other restrictions or prohibitions on the payment of distributions by such joint ventures to us. Dependent upon applicable state law, our joint ventures may be limited in amounts that they are permitted to pay as distributions on their equity interests. Our joint ventures’ ability to distribute cash to us is also dependent upon their economic performance, which is dependent on a variety of factors, including factors described elsewhere in the “Risk Factors” section of this prospectus supplement. For example, Equistar made no distributions to its owners to date in 2003, or in 2002 or 2001 as a result of continuing adverse conditions in the industry and its debt service obligations.

LCR’s crude oil supply agreement with PDVSA Petroleo, S.A. (PDVSA Oil) is important to LCR’s operations because it reduces the volatility of earnings and cash flow. The agreement is currently subject to litigation and subject to the risk of enforcing judgments against non-United States affiliates of a sovereign nation and force majeure risks.

Most of the crude oil used by LCR as a raw material for its refinery is purchased under the crude supply agreement with PDVSA Oil, an affiliate of Petroleos de Venezuela, S.A. (PDVSA), which was entered into in 1993. The crude supply agreement incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or raw material, less (1) certain deemed refining costs adjustable for inflation and energy costs, (2) certain actual costs and (3) a deemed margin, which varies according to the grade of crude oil or other raw material delivered. The actual refining margin earned by LCR may vary from the formula amount depending on, among other things, timing differences in incorporating changes in refined product market values and energy costs into the crude supply agreement’s deemed margin calculations and the efficiency with which LCR conducts its operations. Although LCR believes that the crude supply agreement reduces the volatility of its earnings and cash flows over the longer term, the crude supply agreement also limits LCR’s ability to enjoy higher margins during periods when the market price of crude oil is low relative to the then-current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the crude supply agreement, the benefits of this agreement to LCR could be substantially diminished and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR’s costs for crude oil under the crude supply agreement may be higher than might otherwise be available to LCR from other sources. A disparate increase in the price of heavy crude oil relative to the prices for its products has the tendency to make continued performance of its obligations under the crude supply agreement less attractive to PDVSA Oil.

The crude supply agreement provides that Lyondell controls all of LCR’s decisions and enforcement rights in connection with the crude supply agreement so long as PDVSA has a direct or indirect ownership interest in LCR. However, there are risks associated with enforcing the provisions of contracts with companies such as PDVSA Oil that are non-United States affiliates of a sovereign nation. All of the crude oil supplied by PDVSA Oil under the crude supply agreement is produced in the Republic of Venezuela, which has experienced economic difficulties and attendant social and political changes and unrest in recent years, including a national strike which disrupted crude oil deliveries to LCR. The Republic of Venezuela may continue to experience these difficulties and changes. It is impossible to predict how governmental policies may change under the current or any subsequent Venezuelan government. In addition, there are risks associated with enforcing judgments of United States courts against entities whose assets are located outside of the United States and whose management does not reside in the United States. Although the parties have negotiated alternative arrangements in the event of certain force majeure conditions, including Venezuelan governmental or other actions restricting or otherwise limiting PDVSA Oil’s ability to perform its obligations, any such alternative arrangements may not be as beneficial to LCR as the crude supply agreement. From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the crude supply agreement and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur.

If the crude supply agreement is modified or terminated or this source of crude oil is otherwise interrupted, due to production difficulties, political or economic events in Venezuela or other factors, LCR could experience significantly lower earnings and cash flows. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the crude supply agreement. Depending on then-current market conditions, any breach or termination of the crude supply agreement, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Under the crude supply agreement, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of the refinery’s capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments under a different provision of the crude supply agreement in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced. Although deliveries increased to contract levels of 230,000 barrels per day during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the crude supply agreement. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. In March 2003, PDVSA Oil notified LCR that the force majeure had been lifted with respect to crude oil under the crude supply agreement.

LCR has consistently contested the validity of PDVSA Oil’s and PDVSA’s reductions in deliveries under the crude supply agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

Operating problems in our business may adversely affect our income and cash flow.

The occurrence of material operating problems at our facilities or any of our joint ventures’ facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on us as a whole, during and after the period of such operational difficulties. Our income and cash flow are dependent on the continued operation of our various production facilities, our joint ventures’ production facilities and the ability to complete construction projects on schedule.

Although we and our joint ventures take precautions to enhance the safety of operations and minimize the risk of disruptions, our operations and our joint ventures’ operations, along with the operations of other members of the chemical and refining industries, are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These hazards include:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	remediation complications;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	potential terrorist acts.

Some of these hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. We maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, but we are not fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We cannot predict with certainty the extent of our, our subsidiaries’ or our joint ventures’ future liabilities and costs under environmental, health and safety laws and regulations and we cannot guarantee that they will not be material. In addition, we, our subsidiaries or our joint ventures may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or chemicals that we otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on our, our subsidiaries’ or our joint ventures’ operations, a significant increase in the success of these types of claims could materially adversely affect our, our subsidiaries’ or our joint ventures’ business, financial condition, operating results or cash flow.

The production facilities of Lyondell, Equistar and LCR generally are required to have permits and licenses regulating air emissions, discharges to land or water and storage, treatment and disposal of hazardous wastes. Companies such as Lyondell and its joint ventures that are permitted to treat, store or dispose of hazardous waste and maintain underground storage tanks pursuant to the Resource Conservation and Recovery Act (RCRA) also are required to meet certain financial responsibility requirements. We believe that we and our joint ventures have all permits and licenses generally necessary to conduct business or, where necessary, are applying for additional, amended or modified permits and that we and our joint ventures meet applicable financial responsibility requirements.

Our subsidiaries and joint ventures (together with the industries in which they operate) are subject to extensive national, state and local environmental laws and regulations concerning emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws, and inspection and enforcement policies, as well as higher compliance costs therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and nonhazardous waste. Some risk of environmental costs and liabilities is inherent in particular operations and products of ours, and our joint ventures, as it is with other companies engaged in similar businesses, and there is no assurance that material costs and liabilities will not be incurred. In general, however, with respect to the capital expenditures and risks described above, we do not expect that we or our joint ventures will be affected differently than the rest of the chemicals and refining industry where our facilities or our joint ventures’ facilities are located.

Environmental laws may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities, the costs of transportation and storage of raw materials and finished products and the costs of the storage and disposal of wastewater. Also, U.S. “Superfund” statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or anyone of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. As of June 30, 2003, our environmental liability for future remediation costs at our plant sites and a limited number of Superfund sites totaled $17 million. The liabilities range from less than $1 million to $4 million and are expected to be incurred over the next ten years; however, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require us to reassess its potential exposure related to environmental matters.

The eight-county Houston/Galveston region has been designated a severe nonattainment area for ozone by the U.S. Environmental Protection Agency (EPA). As a result, in December 2000, the Texas Natural Resource Conservation Commission, now known as the Texas Commission on Environmental Quality (TCEQ), submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds and nitrogen oxides (NOx) in the presence of sunlight, and is a principal component of smog. Emission reduction controls must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased aggregate capital investment, estimated at between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would decrease to between $250 million and $300 million for Lyondell, Equistar and LCR, collectively. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOC’s. Additionally, the TCEQ plans to make a final review of these rules (which are also subject to federal approval), with final rule revisions to be adopted by May 2004. The timing and amount of NOx and HRVOC expenditures are subject to regulatory and other uncertainties, as well as obtaining necessary permits and approvals. Lyondell, Equistar and LCR are still assessing the impact of these revisions and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

The Clean Air Act specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. These standards will result in increased capital investment for LCR. In the first quarter 2003, LCR developed an alternative approach to complying with the low sulfur gasoline standard that will lead to a reduction in overall estimated capital expenditures for the project. As a result, LCR recognized impairment of value of $25 million of costs incurred to date for the project. The revised estimated incremental spending, excluding the $25 million charge, totaled between $100 million to $180 million for the new gasoline standards and between $250 million to $300 million for the new diesel standard. LCR has spent approximately $19 million, excluding the $25 million charge, as of June 30, 2003 for these projects. Lyondell’s 58.75% share of these incremental capital expenditures would be between $200 million and $280 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

Pending or future legislative initiatives may adversely affect Lyondell’s MTBE sales.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate each passed new versions of an omnibus energy bill. The Senate version of the new energy bill would ban the use of MTBE as a fuel additive in gasoline sold in the United States, while the U.S. House of Representatives version would not ban the use of MTBE. The two new energy bills are not law and need to be reconciled during the conference process. At this time, the form and timing of that reconciliation, if any, is unknown. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues.

At the state level, a number of states have legislated future MTBE bans. Of these, several are midwest states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. Lyondell estimates that, in 2002, California represented 32% of the U.S. MTBE industry demand and 19% of the worldwide MTBE industry demand, while Connecticut and New York combined represented 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these initiatives will have on MTBE margins or volumes longer term. However, in 2003 several major oil companies have substantially reduced or discontinued the use of MTBE in gasoline produced for California markets. Lyondell estimates that the 2002 California-market MTBE volumes of these companies represented approximately 21% of U.S. MTBE industry demand and 13% of worldwide MTBE industry demand. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane or ethyl tertiary butyl ether (ETBE), at its U.S.-based MTBE plant. The current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. The profit contribution for iso-octane is likely to be lower than that historically realized on MTBE. Alternatively, Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is obtaining equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure.

During 2002 and prior years, Lyondell sold MTBE pursuant to a take-or-pay MTBE sales contract with a subsidiary of BP p.l.c. Sales pursuant to this contract represented approximately 14% of Lyondell’s 2002 worldwide MTBE sales volumes. The contract provided for formula-based prices, which have been significantly higher than market prices, and expired December 31, 2002. MTBE production previously sold under the expired MTBE sales contract with BP is sold under market-based annual sales contracts and in the spot market. Termination of the MTBE contract has adversely affected our margins on MTBE compared to 2002 and prior years.

Our international operations are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to non-U.S. operations.

International operations and exports are subject to a number of risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties and taxes, as well as changes in laws and policies governing operations of companies in other countries. In addition, earnings of non-U.S. subsidiaries and intercompany payments may be subject to income tax rules of countries other than the United States which may reduce cash flow available to meet required debt service and other obligations of Lyondell.

Lyondell and its joint ventures pursue acquisitions, dispositions and joint ventures.

Lyondell and its joint ventures seek opportunities to maximize efficiency or value through various transactions. These transactions may include various business combinations, purchases or sales of assets or contractual arrangements or joint ventures that are intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. To the extent permitted under Lyondell’s and its joint ventures’ credit facilities and other debt agreements, some of these transactions may be financed with additional borrowings by Lyondell or its joint ventures or by the issuance of equity securities. Although these transactions are expected to yield longer-term benefits if the expected efficiencies and synergies of the transactions are realized, they could adversely affect the results of operations of Lyondell or its joint ventures in the short term because of the costs associated with such transactions. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term.

Once Occidental’s Series B shares are convertible into shares of original common stock, a substantial amount of Lyondell common stock will become eligible for resale, which may cause the market price for our common stock to decline.

Occidental currently owns all 36,310,972 outstanding shares of our Series B common stock, representing approximately 22% of our combined outstanding common stock. The Series B common stock is currently expected to become convertible on a one-for-one basis into shares of our original common stock beginning in August 2004. Under the terms of the stockholders agreement to which Lyondell and Occidental are parties, Occidental will be permitted to sell shares of original common stock acquired upon conversion of Series B shares through registered public offerings in accordance with a registration rights agreement, in sales of not less than 15 million shares in a single transaction or series of related transactions and otherwise subject to the volume limitations of Rule 144 (regardless of whether such volume limitations are applicable by law). Sales of a substantial number of shares of common stock by Occidental in the public market, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, also could make it more difficult for us to sell our common stock or other equity securities in the future.

In addition to acquiring 2,700,000 additional shares of original common stock in this offering, Occidental also owns, directly or indirectly, warrants to purchase 5,000,000 additional shares of Lyondell original common stock and may also obtain other shares of Lyondell Series B or original common stock through the payment of in-kind dividends on the Series B shares or through open market purchases of up to 320,000 shares per quarter as permitted by the stockholders agreement.

Occidental has the ability to influence matters on which shareholders may vote.

Occidental and its wholly owned subsidiaries own, directly or indirectly, approximately 22% of our combined outstanding common stock. In addition, pursuant to the terms of the stockholders agreement, Lyondell’s board of directors currently includes Dr. Ray Irani, Chairman of the Board of Directors and Chief Executive Officer of Occidental, and Stephen I. Chazen, Chief Financial Officer and Executive Vice President – Corporate Development of Occidental. As long as Occidental beneficially owns at least 34,000,000 shares of common stock, Lyondell is required to include those two individuals in any slate of directors presented to the shareholders of Lyondell for election for so long as they are able and qualified to serve. If Occidental beneficially owns, directly or indirectly, less than 34,000,000 shares of common stock but at least 17,000,000 shares, then only one of Dr. Irani and Mr. Chazen, to be selected by Lyondell, will be entitled to be nominated for a seat on Lyondell’s board of directors. If Occidental beneficially owns, directly or indirectly, fewer than 17,000,000 shares, then neither Dr. Irani nor Mr. Chazen will be entitled to a seat on Lyondell’s board of directors. Occidental does not have the right to (1) substitute any other individuals for Dr. Irani or Mr. Chazen on Lyondell’s board of directors or (2) require that any other individual be appointed to Lyondell’s board of directors.

Pursuant to the stockholders agreement, Occidental is required to vote each share of Lyondell common stock that it beneficially owns “for” the nominees to Lyondell’s board of directors that are proposed by the directors sitting on Lyondell’s board of directors at the time of nomination.

As a result of its ownership interest and board representation, Occidental is able to influence the management and affairs of Lyondell and all matters requiring shareholder approval. In addition, this concentration of ownership and the voting agreement described above could delay or deter a change of control of Lyondell.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, include forward-looking statements. You can identify our forward-looking statements by words such as “estimate,” “believe,” “expect,” “anticipate,” “plan,” “budget,” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus supplement and the accompanying prospectus and the documents we have incorporated by reference.

The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the cyclical nature of the chemical and refining industries;

•	the availability, cost and volatility of raw materials and utilities;

•	uncertainties associated with the United States and worldwide economies, including those due to events, conditions and political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

•	industry production capacity and operating rates;

•	the supply/demand balance for our products and our joint ventures’ products;

•	competitive products and pricing pressures;

•	access to capital markets;

•	potential terrorist acts;

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases, and other environmental risks);

•	technological developments; and

•	our ability to implement our business strategies, including cost reductions.

We have discussed some of these factors in more detail in the “Risk Factors” section of this prospectus supplement and the accompanying prospectus and in our filings with the SEC, including those filings incorporated by reference into this prospectus supplement and the accompanying prospectus. These factors are not necessarily all the important factors that could affect us or our joint ventures. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

USE OF PROCEEDS

The net proceeds to us from this offering are estimated to be approximately $148 million, after deducting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds to enhance liquidity and for general corporate purposes.

PRICE RANGE OF LYONDELL COMMON STOCK

Since August 22, 2002, Lyondell has had two series of common stock outstanding: (1) common stock, $1.00 par value per share, which is sometimes referred to for clarity as original common stock, and (2) Series B common stock, $1.00 par value per share, which is referred to as Series B common stock. The shares of Series B common stock have the same rights as the original common stock, with the exception of the dividend. The Series B common stock pays a dividend at the same rate as the original common stock but, at Lyondell’s option, the dividend may be paid in additional shares of Series B common stock or in cash. Under Lyondell’s certificate of incorporation and the agreement relating to the issuance of the Series B common stock, the holder of the Series B common stock may elect to convert the shares of Series B common stock into shares of original common stock at any time (1) after August 21, 2004, if Lyondell would be permitted under its debt agreements at that time, as it is today, to pay cash dividends on the converted shares without a reduction in the dividend then being paid on its then outstanding shares of original common stock, (2) after August 21, 2005, whether or not there would be such a restriction, (3) following an acquisition of a majority of Lyondell’s outstanding voting securities in a transaction not approved by Lyondell’s board of directors or (4) with the consent of Lyondell. As of September 30, 2003, there were 128,530,000 shares of Lyondell’s original common stock outstanding and 36,310,972 shares of Lyondell’s Series B common stock outstanding. All of the shares of the Series B common stock are owned, directly or indirectly, by Occidental. See “Description of Capital Stock.”

The shares of Lyondell’s original common stock are listed on the New York Stock Exchange under the symbol “LYO” and may be freely transferred and resold. The shares of Lyondell’s Series B common stock are not listed on the New York Stock Exchange and are subject to restrictions on transferability and resale. The Series B common stock may not be transferred or resold except as permitted (1) under the Securities Act of 1933, as amended, and applicable state securities laws, pursuant to a registration or exemption therefrom, and (2) by the stockholders agreement between Lyondell and the holders of the Series B common stock.

The reported high and low sale prices of the Lyondell original common stock on the New York Stock Exchange (New York Stock Exchange Composite Tape) for each quarter from January 1, 2001 through September 30, 2003 were:

Period	High	Low
2001:
First Quarter	$17.950	$12.625
Second Quarter	17.650	13.940
Third Quarter	15.400	9.450
Fourth Quarter	15.930	10.900
2002:
First Quarter	$17.590	$12.070
Second Quarter	17.470	13.850
Third Quarter	15.250	11.150
Fourth Quarter	14.830	10.330
2003:
First Quarter	$14.460	$10.960
Second Quarter	16.120	13.500
Third Quarter	16.100	12.530

On October 7, 2003, the last reported sale price of our original common stock on the New York Stock Exchange was $13.37 per share. As of September 30, 2003, there were 1,664 holders of record of original common stock.

DIVIDEND POLICY

Holders of Lyondell’s original common stock and Series B common stock are entitled to receive such dividends as may from time to time be declared by Lyondell’s board of directors. Lyondell’s certificate of incorporation provides that the board of directors may not declare a dividend on shares of original common stock without also declaring a dividend in the same amount and form on shares of Series B common stock. However, if the board of directors declares a cash dividend on shares of original common stock, it may in its sole discretion declare and pay a dividend on shares of Series B common stock by issuing additional shares of Series B common stock to the holders thereof in lieu of cash.

During the last two years, Lyondell has declared $0.225 per share quarterly cash dividends (which were paid after the end of the quarter to which they related). During 2002, Lyondell paid $109 million in cash dividends on its original common stock. The first quarterly dividend on the Series B common stock was paid on December 31, 2002, and Lyondell elected to pay the dividend on the Series B common stock in the form of 568,224 shares of Series B common stock. Lyondell paid a regular quarterly dividend of $0.225 per share of original common stock in each of the first three quarters of 2003, totaling $85 million. Lyondell elected to pay the regular quarterly dividend on each share of outstanding Series B common stock in kind, or a total of 1,742,748 shares of Series B common stock. On October 2, 2003, the board of directors of Lyondell declared a regular quarterly dividend of $0.225 per share of common stock. The regular quarterly dividend on each share of outstanding original common stock is payable in cash on December 15, 2003. Lyondell has elected to pay the regular quarterly dividend on each share of outstanding Series B common stock in kind in the form of additional shares of Series B common stock on December 30, 2003.

As described above, the declaration and payment of dividends is at the discretion of the board of directors. The future declaration and payout of dividends and the amount thereof will be dependent upon Lyondell’s results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by the board of directors. Subject to these considerations, the provisions of Lyondell’s certificate of incorporation and the legal considerations discussed in the following paragraph, Lyondell currently intends to distribute dividends to its shareholders at a quarterly rate of $0.225 per share, and currently intends to pay the dividends on its original common stock in cash and on its Series B common stock in the form of additional shares of Series B common stock. It is likely that all or a portion of the dividends paid by Lyondell during 2003 will represent a return of capital distribution to recipients for U.S. federal income tax purposes. However, the determination of the actual characterization of distributions made during 2003 cannot be determined until after the close of the year, and will be reflected in the 2003 Form 1099-DIV to be sent in early 2004.

Lyondell’s credit facilities and indentures could limit Lyondell’s ability to pay dividends under certain circumstances. In addition, pursuant to a settlement agreement entered into with the Pension Benefit Guaranty Corporation in 1998, Lyondell may not pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, Lyondell provided a letter of credit meeting these requirements. See “Risk Factors—Our debt covenants currently limit the amount of dividends we may pay on our common stock.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003 on an historical basis and as adjusted to reflect this offering of common stock and the application of the net proceeds as described under “Use of Proceeds.”

	As of June 30, 2003
	Historical	As adjusted
	(in millions)
Cash and cash equivalents	$308	$456

Debt, including current maturities of long-term debt (a):
Secured debt:
Credit facility (b)	$—	$—
Senior Secured Notes due 2007	1,900	1,900
Senior Secured Notes due 2008	723	723
Senior Secured Notes due 2012	276	276
Senior Secured Notes due 2013	325	325
Debentures due 2005–2020	424	424
Senior Subordinated Notes due 2009	500	500
Other debt	2	2

Total debt, including current maturities of long-term debt	4,150	4,150

Minority interest	148	148

Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 shares issued (historical); 140,530,000 shares issued pro forma adjusted	128	140
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 35,716,792 shares issued	36	36
Additional paid-in capital	1,396	1,532
Accumulated deficit	(277)	(277)
Accumulated other comprehensive loss	(152)	(152)
Treasury stock, at cost, 2,379,624 shares	(66)	(66)

Total stockholders’ equity (c)	1,065	1,213

Total capitalization	$5,363	$5,511

(a)	Does not include approximately $2.7 billion in joint venture debt, which includes $300 million of Equistar debt for which Lyondell is a guarantor.
(b)	Total committed revolver capacity is $350 million, none of which was borrowed as of June 30, 2003. The revolver availability is reduced to the extent of certain outstanding letters of credit provided under the credit facility, which totaled $53 million as of June 30, 2003.
(c)	Lyondell has authorized 80 million shares of $0.01 par value preferred stock. As of June 30, 2003, no preferred stock was outstanding.

DESCRIPTION OF INDEBTEDNESS

Credit Facility

As of June 30, 2003, the principal amount outstanding, then-current interest rate and maturity date of the revolving credit facility were as follows:

Debt	Principal Amount Outstanding	Interest Rate	Maturity
Revolving loans (a)	—	LIBOR plus 3.500%	June 30, 2005

(a)	We are currently required to pay a commitment fee of 1% on the unused portion of the $350 million revolving credit facility. The applicable interest rate margin and commitment fee payable by us will vary depending on our senior secured debt rating.

Security

Our obligations under the credit facility are secured by equal and ratable liens on our personal property, a pledge of substantially all the equity interests of domestic subsidiaries directly owned by Lyondell and 65% of the stock of foreign subsidiaries directly owned by Lyondell, liens on rights of certain of our subsidiaries to receive distributions from some of our existing joint ventures in which they own equity interests and liens on our manufacturing plants located in Pasadena (Bayport), Texas, Channelview, Texas and Lake Charles, Louisiana. This security also secures our existing senior secured notes and certain other outstanding debt.

Subsidiary Guarantees

Our obligations under the credit facility are guaranteed by our subsidiaries Lyondell Chemical Nederland, Ltd., ARCO Chemical Technology, L.P. and ARCO Chemical Technology, Inc.

Covenants

Our credit facility contains covenants that, subject to exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, dividends and investments, non-regulatory capital expenditures, certain payments, sales of assets and mergers and consolidations, and require us to maintain certain ownership interests in certain of our existing joint ventures and to use our best efforts to ensure that certain of our existing joint ventures limit capital expenditure and debt levels and maintain cash distribution policies. In addition, the credit facility requires us to maintain specified financial ratios and consolidated net worth, as defined in the credit facility. The breach of these covenants would permit the lenders under our credit facility to declare all amounts outstanding under the credit facility to be immediately due and payable and to terminate future lending commitments. As a result of continuing adverse conditions in the industry, in March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. Beginning in 2004, the financial ratio requirements, however, become increasingly restrictive over time. Lyondell believes that it was in compliance with all covenants under its credit facility as of September 30, 2003; however, our ability to continue to comply with the financial ratio requirements will be dependent upon significantly improved results of operations in 2004 and thereafter as compared to the first half of 2003. See “Risk Factors—Our debt agreements may restrict our ability to take certain actions.”

Events of Default

The credit facility includes customary events of default, including a change of control, as defined in the credit facility.

Senior Secured Notes

As of June 30, 2003, we had outstanding the following senior secured notes:

•	$900 million of 9.625% Senior Secured Notes, Series A, due 2007;

•	$1 billion of 9.875% Senior Secured Notes, Series B, due 2007;

•	$723 million of 9.500% Senior Secured Notes due 2008;

•	$276 million of 11.125% Senior Secured Notes due 2012; and

•	$325 million of 10.50% Senior Secured Notes due 2013.

The senior secured notes are secured by equal and ratable liens on the same collateral that secures the debt under the credit facility, and these notes are guaranteed by the same subsidiaries that guarantee the obligations under the credit facility. The indentures for the senior secured notes contain covenant, asset sale, change of control and event of default provisions.

Senior Subordinated Notes

As of June 30, 2003, we had outstanding $500 million of 10.875% Senior Subordinated Notes due 2009. These senior subordinated notes are guaranteed by the same subsidiaries that guarantee the debt under the credit facility and the senior secured notes. The indenture for the senior subordinated notes contains covenant, asset sale, change of control and event of default provisions substantially similar to the covenant, asset sale, change of control and event of default provisions in the indenture governing the senior secured notes.

Lyondell Debentures

As of June 30, 2003, we had the following outstanding debentures that were originally issued by ARCO Chemical Company, which was acquired by Lyondell in 1998 and merged into Lyondell in 1999:

•	$100 million of 9.375% debentures due 2005;

•	$100 million of 10.250% debentures due 2010; and

•	$224 million of 9.800% debentures due 2020.

The debentures are secured by liens on Lyondell’s manufacturing plants located in Pasadena (Bayport), Texas, Channelview, Texas and Lake Charles, Louisiana. These liens are equal and ratable with the liens on those assets that secure the senior secured notes and the loans under the credit facility. The indentures for these debentures contain limitations on liens and sale and leaseback transactions.

Joint Venture Debt

Equistar Debt

As of June 30, 2003, the principal amounts outstanding, interest rates and maturity dates of the debt obligations of Equistar were as follows:

Debt	Principal Amount Outstanding	Interest Rate	Maturity
Credit Facility:
Revolving loans (a)(b)	$—	LIBOR plus 2.25%	August 2006
Term loans	$173 million	LIBOR plus 3.50%	August 2007
Notes due 2006 (c)	$150 million	6.50%	February 2006
Notes due 2008	$700 million	10.125%	August 2008
Notes due 2009	$599 million	8.75%	February 2009
Notes due 2011	$450 million	10.625%	May 2011
Debentures due 2026 (c)	$150 million	7.55%	February 2026
Medium-term notes due 2003(b)(c)	$29 million	9.7% (average)	September 2003
Medium-term notes due 2005 (c)	$1 million	11.2%	March 2005

(a)	Equistar currently also pays a facility fee of 0.750% per annum on the entire $354 million revolving credit facility. The applicable margin and facility fee for revolving credit facility borrowings will vary depending on Equistar’s leverage ratio and usage of the revolving credit facility.
(b)	The medium-term notes due 2003 were repaid in September 2003 using funds borrowed under Equistar’s revolving credit facility.
(c)	This debt was assumed by Equistar from Lyondell in connection with Equistar’s formation in 1997. Lyondell remains a guarantor of this debt (or, in the case of the medium-term notes, a co-obligor, although Equistar is primarily liable as between the two entities).

Equistar Covenants

Equistar’s credit facility and senior unsecured notes indenture contain covenants that, subject to exceptions, restrict sale and leaseback transactions, investments, non-regulatory capital expenditures, certain payments, lien incurrence, debt incurrence, sales of assets and mergers and consolidations and contain customary events of default, including a change of control. In addition, the Equistar credit facility requires Equistar to maintain specified financial ratios, in all cases as provided in the credit facility. The breach of these covenants would permit the lenders under Equistar’s credit facility to declare the loans immediately payable, which would result in an event of default under Equistar’s indentures, and would permit the lenders under Equistar’s credit facility to terminate future lending commitments.

As a result of continuing adverse conditions in the industry, in March 2003, Equistar obtained amendments to its credit facility to provide additional financial flexibility by making certain financial ratio requirements less restrictive, except that the maximum permitted debt ratios become more restrictive beginning September 30, 2004. The financial ratio requirements under Equistar’s credit facility become increasingly restrictive beginning in the fourth quarter of 2003. Equistar believes that it was in compliance with all covenants under its debt agreements as of September 30, 2003; however, Equistar’s ability to continue to comply with the financial ratio requirements will be dependent upon significantly improved results of operations in 2004 and thereafter as compared to the first half of 2003. See “Risk Factors—Equistar has risks resulting from significant amounts of debt and its debt agreements may restrict its ability to take certain actions.” Subject to certain exceptions and permitted liens, the Equistar credit facility is secured by a lien on Equistar’s accounts receivable, inventory, other personal property and certain fixed assets. Equistar’s debt instruments do not prohibit the payment by it of distributions to its owners, except that its credit facility prohibits distributions in the event of a default thereunder. In addition, Equistar’s credit facility, senior notes due 2008 and senior notes due 2011 require the payment of additional interest if, at the time of, or as a result of, payment of any such dividend, Equistar’s interest coverage ratio, as defined therein, is less than 1.75 to 1.

LCR Debt

As of June 30, 2003, the principal amounts outstanding, then-current interest rates and maturity dates of the debt obligations of LCR were as follows:

Debt	Principal Amount Outstanding	Interest Rate	Maturity
Credit Facility:
Revolving loans (a)	$—	LIBOR plus 3.000%	June 2004
Term loans	$450 million	LIBOR plus 3.000%	June 2004
Loans Payable to Lyondell	$229 million	LIBOR plus basis points consistent with a BBB+ issuer	December 2004
Loans Payable to CITGO	$35 million	LIBOR plus basis points consistent with a BBB+ issuer	December 2004

(a)	LCR has $70 million of borrowing capacity under the credit facility revolving loans.

LCR Covenants

Under the covenant provisions of its credit agreements, LCR has agreed to, among other things, maintain certain specified financial ratios (including a consolidated net worth, debt to total capitalization, interest coverage ratio and leverage ratio), not enter into certain transactions with affiliates, not make certain investments, not create certain liens, not incur certain debt, not make distributions (including distributions to its owners during an event of default or repurchases of its capital securities), not allow its subsidiaries to incur certain debt, not enter into certain asset sales and not take certain specified actions with respect to its crude supply agreement, products purchase agreement or certain of LCR’s formation documents. The breach by LCR of any of the covenants or financial requirements in its credit agreement could result in a default, which would permit the lenders to declare the loans immediately payable and to terminate future lending commitments. In April 2003, LCR obtained an amendment to its debt facilities clarifying a definition in the agreements. LCR believes it was in compliance with all covenants under its debt agreements as of September 30, 2003.

Subject to certain exceptions and permitted liens, the LCR credit facilities are secured by liens on substantially all of LCR’s assets.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on August 21, 2002, our Amended and Restated By-Laws dated March 7, 2002, our Rights Agreement dated December 8, 1995, as amended, and the warrants issued to Occidental Chemical Holding Corporation (“OCHC”) on August 22, 2002.

Our authorized capital stock consists of 500,000,000 shares divided into two class as follows:

•	420,000,000 shares of common stock issued in two series with the first consisting of 340,000,000 shares of common stock, par value $1 per share (sometimes referred to as the original common stock) and the second series consisting of 80,000,000 shares of Series B common stock, par value $1 per share (referred to as the Series B common stock); and

•	80,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of September 30, 2003, there were 128,530,000 shares of our original common stock outstanding and 36,310,972 shares of our Series B common stock outstanding. All of the shares of the Series B common stock are owned, directly or indirectly, by Occidental. The transfer agent, registrar and dividend disbursing agent for our common stock is the American Stock Transfer & Trust Company.

The holders of our original common stock and Series B common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. Except as otherwise provided for in our certificate of incorporation or by Delaware law, holders of shares of original common stock and holders of shares of Series B common stock vote together as a single class. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election. Our certificate of incorporation provides that any action required or permitted to be taken by the stockholders may be effected either at a duly called annual or special meeting of the stockholders or by consent in writing by such holders.

Our certificate of incorporation provides that in the case of reorganizations, consolidations or mergers, holders of shares of original common stock and Series B common stock must receive the same kind and amount of securities or property upon the reorganization, consolidation or merger, except as otherwise approved by the affirmative vote of a majority of the outstanding shares of each of the original common stock and Series B common stock, voting as separate classes. This requirement does not apply to mergers solely for the purpose of forming a holding company if specified requirements are met or to reorganizations, consolidations or mergers where Lyondell is the continuing corporation and which do not result in any distribution to our stockholders or reclassification or change in the outstanding original common stock or Series B common stock. Our certificate of incorporation also provides that any proposal to alter in an adverse manner the powers, preferences or rights of shares of Series B common stock requires the affirmative vote of 80% of the outstanding shares of Series B common stock. Any proposal to alter in an adverse manner the powers, preferences or rights of shares of original common stock requires the affirmative vote of a majority of the outstanding shares of original common stock. Any increase in the authorized number of shares of any class or classes of our stock, or the creation, authorization or issuance of any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, shares of any such class or classes of stock, are deemed not to adversely affect the powers, preferences or special rights of the shares of either the original common stock or the Series B common stock.

Our original common stock and Series B common stock do not carry any preemptive or other subscription rights to purchase shares of our stock and are not entitled to the benefits of any sinking fund. Our original common stock is not convertible and neither our original common stock nor our Series B common stock are redeemable or assessable. Under the certificate of incorporation, our Series B common stock may be converted into shares of original common stock at any time at our option or the option of the holder, unless otherwise provided for by the board of directors in resolutions authorizing the issuance of such shares of Series B common stock. In the case of the Series B common stock held by Occidental, the holder of the Series B common stock may elect to convert the shares of Series B common stock into shares of original common stock at any time (1) after August 21, 2004, if Lyondell would be permitted under its debt agreements at that time, as it is today, to pay cash dividends on the converted shares without a reduction in the dividend then being paid on its then outstanding shares of original common stock, (2) after August 21, 2005, whether or not there would be such a restriction, (3) following an acquisition of a majority of Lyondell’s outstanding voting securities in a transaction not approved by Lyondell’s board of directors or (4) with the consent of Lyondell.

If we are liquidated, dissolved or wound up, holders of our original common stock and Series B common stock would be entitled to share ratably in all of our assets and properties available for distribution to the holders of original common stock and Series B common stock after payment has been made or set aside in the full amount necessary to satisfy any preferential or participating rights to which holders of each outstanding series of preferred stock are entitled.

Holders of original common stock and Series B common stock are entitled to receive such dividends as may from time to time be declared by our board of directors. Our board of directors may not declare a dividend on shares of original common stock without also declaring a dividend in the same amount and form on shares of Series B common stock. However, if our board of directors declares a cash dividend on shares of original common stock, it may in its sole discretion declare and pay a dividend on shares of Series B common stock by issuance of additional shares of Series B common stock to the holders thereof in lieu of cash. In that event, the number of shares of Series B common stock to be issued as a dividend will be determined pursuant to a formula set forth in our certificate of incorporation.

Shares of original common stock and Series B common stock are not liable to further calls or assessments by us for any of our liabilities that may be imposed on our stockholders under the laws of the State of Delaware, our state of incorporation.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights; and

•	liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of our holders of original common stock and Series B common stock. It also could affect the likelihood that holders of our original common stock and Series B common stock will receive dividend payments and payments upon liquidation.

Warrants

We issued five million warrants to OCHC. Each of the warrants is exercisable for the purchase of one share of our original common stock, at an exercise price of $25 per share, on or before the expiration date of the warrants on August 22, 2007. Upon exercise, however, we have the right, in our sole discretion, to instead make a “net payment” by electing to pay the excess, if any, between the stock price per share of original common stock on the date of exercise and the $25 exercise price. The net payment may be in the form of (1) cash, (2) shares of original common stock, (3) subject to specified limitations, shares of Series B common stock or (4) a combination of (1), (2) and (3), at our option. If we elect to make all or a portion of a net payment in the form of shares of original common stock or Series B common stock, each share will be valued by the average of the high and low per-share sale prices of original common stock, as reported on the New York Stock Exchange, on the date a warrant is exercised.

The number of warrants and the exercise price will be adjusted for any stock splits, dividends and combinations that occur during the five-year exercise period. Transfer of the warrants is restricted by agreement among us and OCHC and its parent, Occidental.

Provisions of Our By-Laws

Certain provisions of our by-laws establish time periods during which appropriate stockholder proposals must be delivered to us for consideration at special and annual meetings called by us. Our by-laws provide, among other things, that stockholders making nominations for our board of directors at, or bringing other business before, an annual or a special meeting of stockholders must provide timely written notice to us thereof, timely notice being required to be no later than 90 days in advance of the meeting. However, if the date of the meeting was not publicly announced by a mailing to stockholders, in a press release reported by the Dow Jones News Services, Associated Press or comparable national news service or in a filing with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 more than 90 days prior to the meeting, such notice, to be timely, must be delivered to our board of directors not later than the close of business on the tenth day following the day on which the date of the meeting was first so publicly announced.

Anti-Takeover Provisions of Our Certificate of Incorporation

Our certificate of incorporation contains provisions that could delay or make more difficult the acquisition of control of Lyondell through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt, including those attempts that might result in a premium over the market price of our original common stock.

We have 420,000,000 authorized shares of common stock and 80,000,000 authorized shares of preferred stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, while our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, our board of directors has adopted a policy providing that no future issuance of preferred stock will be effected without the approval of the holders of our common stock unless our board of directors (whose decision shall be conclusive) determines in good faith:

•	that the issuance is primarily for the purpose of facilitating a financing, an acquisition or another proper corporate objective or transaction; and

•	that any anti-takeover effects of the issuance are not our primary purpose for effecting such issuance.

Our board of directors will not amend or revoke this policy without giving written notice to the holders of all outstanding shares of our stock. However, no such amendment or revocation will be effective, without the approval of the holders of our common stock, to permit a subsequent issuance of preferred stock for the primary purpose of obstructing a takeover of Lyondell by any person who has, prior to such written notice to stockholders, notified the board of directors of its desire to pursue a takeover of Lyondell.

Delaware Anti-Takeover Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Lyondells’ board of directors has approved for purposes of Delaware Section 203 Occidental’s previous purchase of Series B common stock and warrants and Occidental’s purchase of shares in this offering.

Limitation on Directors’ and Officers’ Liability

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	payments of unlawful dividends or unlawful stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

Any repeal or modification of such provisions shall not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and the holders of our original common stock and Series B common stock.

Rights Plan

Our board of directors declared a dividend of one right (“right”) for each outstanding share of our original common stock to stockholders of record at the close of business on December 20, 1995 and all shares of original common stock and Series B common stock issued thereafter are issued with such right. Each right entitles the registered holder to purchase from us one share of common stock at a purchase price of $80 per share of common stock, subject to adjustment (the “purchase price”). The description and terms of the rights are set forth in the rights agreement. Initially, the rights will be attached to all certificates representing outstanding common equity (as defined below) and no separate certificates for the rights (“rights certificates”) will be distributed. “Common equity” means shares of original common stock and Series B common stock and any other series of our common stock issued and outstanding after December 20, 1995 and prior to the earlier of the distribution date (as defined below) or the expiration date (as defined in the rights agreement). The rights will separate from the common equity and a “distribution date” will occur, with certain exceptions, upon the earlier of (1) ten days following a public announcement of the existence of an “acquiring person” (the date of the announcement being the “stock acquisition date”), or (2) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an acquiring person. An “acquiring person” is any person or group of affiliated or associated persons that has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of common equity, except that our board of directors has adopted resolutions pursuant to the terms of the rights agreement that provides that OCHC and its affiliates (as defined in the rights agreement) and associates (as defined in the rights agreement) will not be or become an “acquiring person” unless and until such time as OCHC together with its affiliates and associates acquires or becomes the beneficial owner of more than 40% of the outstanding common equity so long as OCHC’s beneficial ownership is the result of (1) transactions contemplated by the Securities Purchase Agreement dated July 8, 2002 between us and OCHC, (2) a reduction in the number of shares of common equity outstanding due to the repurchase of our common equity or (3) Occidental’s purchase of shares in this offering. In certain circumstances prior to the time a person has become an acquiring person, the distribution date may be deferred by the board of directors. Certain inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common equity. Until the distribution date, (a) the rights will be evidenced by the common equity certificates (together with the Summary of Rights to Purchase Common Stock referenced in the rights agreement or bearing the notation referred to below) and will be transferred with and only with such common equity certificates, (b) common equity certificates issued after December 20, 1995 will contain a notation incorporating the rights agreement by reference and (c) the surrender for transfer of any certificate for common equity (with or without a copy of the Summary of Rights to Purchase Common Stock) will also constitute the transfer of the rights associated with the common equity represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on December 8, 2005, unless earlier redeemed or exchanged by us as described below.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common equity as of the close of business on the distribution date and, from and after the distribution date, the separate rights certificates alone will represent the rights. All common equity issued prior to the distribution date will be issued with rights. Common equity issued after the distribution date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with rights. Except as otherwise determined by the board of directors, no other shares of common equity issued after the distribution date will be issued with rights.

In the event (a “flip-in event”) that a person becomes an acquiring person (except pursuant to a tender or exchange offer for all outstanding shares of common equity at a price and on terms that a majority of our independent directors determines to be fair to and otherwise in the best interests of us and our stockholders (a “permitted offer”)), each holder of a right will thereafter have the right to receive, upon exercise of such right, a number of shares of common equity (or, in certain circumstances, cash, property or other securities of Lyondell) having a current market price (as defined in the rights agreement) equal to two times the exercise price of the right. Notwithstanding the foregoing, following the occurrence of any flip-in event, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by or transferred to such acquiring person (or by certain related parties) will be null and void in the circumstances set forth in the rights agreement.

For example, at an exercise price of $80 per right, each right not owned by such an acquiring person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $160 worth of common stock (or other consideration, as noted above), based upon its then current market price, for $80. Assuming that the common stock had a current market price of $25 per share at such time, the holder of each valid right would be entitled to purchase 6.4 shares of common stock for $80.

In the event (a “flip-over event”) that, at any time from and after the time an acquiring person becomes such, (1) we are acquired in a merger or other business combination transaction (other than certain mergers that follow a permitted offer), or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights owned by such acquiring person or certain related parties) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

The purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (2) if holders of the common equity are granted certain rights or warrants to subscribe for common equity or securities convertible into common equity at less than the current market price of the common stock, or (3) upon the distribution to holders of the common equity of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of common stock are required to be issued upon exercise of the rights, but in lieu thereof a cash payment may be made based on the market price of the common stock on the last trading date prior to the date of exercise.

At any time until the time a person becomes an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.005 per right, payable, at our option, in cash, shares of common stock or such other consideration as our board of directors may determine. Immediately upon the effectiveness of the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.005 redemption price.

At any time after the occurrence of a flip-in event and prior to the occurrence of a flip-over event or a person becoming the beneficial owner of 50% or more of the shares of common stock then outstanding, we may exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights should not be taxable to stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock (or other consideration) or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

Other than the redemption price, any of the provisions of the rights agreement may be amended by our board of directors as long as the rights are redeemable. Thereafter, the provisions of the rights agreement (other than the redemption price) may be amended by the board of directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to lengthen the time period governing redemption or amendment shall be made at such time as the rights are not redeemable.

American Stock Transfer & Trust Company serves as the rights agent under the rights agreement.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated October 7, 2003, we have agreed to sell to Credit Suisse First Boston LLC all shares of common stock sold in this offering.

Occidental, which owns shares of our Series B common stock equal to approximately 22% of our outstanding common stock, has agreed to purchase 2,700,000 of the shares in the offering, approximately 22% of the shares being offered, directly from the underwriter at a price equal to the initial public offering price less underwriting discounts and commissions.

The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

We have granted to the underwriter a 30-day option to purchase up to 1,800,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. Occidental will not purchase any shares acquired pursuant to the underwriter’s over-allotment option.

The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.21 per share. The underwriter and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the underwriter may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting Discounts and Commissions paid by us(1)	$0.350	$0.350	$3,255,000	$3,885,000
Expenses payable by us	$0.033	$0.029	$400,000	$400,000

(1)	The underwriter will receive no discounts or commissions on the sale of the 2,700,000 shares sold to Occidental which are being purchased directly from the underwriter at a price equal to the initial public offering price less underwriting discounts and commissions.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC, for a period of 90 days after the date of this prospectus, except grants of employee and director stock options and restricted stock pursuant to the terms of any plan in effect on the date hereof and issuances pursuant to the exercise of employee and director stock options outstanding on the date hereof.

Occidental has agreed that it and its subsidiaries will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus; provided, however, that Occidental is not prohibited from making public statements concerning its long term expectations for its investment in the Company so long as Occidental does not state any current plan or proposal to sell.

Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. This agreement is subject to several exceptions that will permit officers and directors to transfer securities to family members, family-owned entities, and charitable organizations that, in each case, agree to be bound by the lock-up restrictions.

We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

We have applied to list the shares of common stock on The New York Stock Exchange.

The underwriter and its affiliates have performed investment banking, commercial banking and advisory services for us from time to time in the ordinary course of business for which they have received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business. Affiliates of the underwriter are acting as lenders and/or agents under our credit agreement and receive customary fees in connection therewith. In addition, Credit Suisse First Boston LLC acted as an initial purchaser of senior secured notes we offered in May 2003 and of senior notes issued by Equistar in April 2003 and received customary fees in connection therewith.

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common stock will be passed on for Lyondell by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the offering of the common stock will be passed on for the underwriter by Davis Polk & Wardwell, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because our common stock is listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Our SEC filings are also available free of charge from our web site at www.lyondell.com. Information contained on our web site or any other web site is not incorporated into this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

We are incorporating by reference into this prospectus supplement or the accompanying prospectus information we file with the SEC, which means that it is disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement or the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement or the accompanying prospectus.

We are incorporating by reference the documents listed below and any future filings made with the SEC (file no. 1-10145) under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (other than Current Reports furnished under Item 9 or Item 12 of Form 8-K) filed prior to the termination of this offering.

(1)	Annual Report on Form 10-K for the year ended December 31, 2002.

(2)	Current Reports on Form 8-K filed on March 14, 2003, April 1, 2003, May 14, 2003 and May 16, 2003.

(3)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

(4)	Current Report on Form 8-K filed on October 22, 2002 amending each of the Description of Common Stock included in the Form 8-A filed December 6, 1988 and the Description of Rights to Purchase Common Stock included in the Form 8-A filed December 12, 1995.

You may request a copy of these filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

Lyondell Chemical Company

1221 McKinney, Suite 700

Houston, Texas 77010

Telephone: (713) 652-4590

Attention: Investor Relations

Prospectus

Lyondell Chemical Company

One Houston Center, Suite 700

1221 McKinney Street

Houston, Texas 77010

(713) 652-7200

$3,335,000,000

Senior Secured Debt Securities

Senior Unsecured Debt Securities

Senior Subordinated Debt Securities

Junior Subordinated Debt Securities

Preferred Stock

Common Stock

Warrants

Stock Purchase Contracts

Securities Purchase Units

Guarantees of Debt Securities or Subsidiary Guarantees by:

Lyondell Chemical Company

Lyondell Chemical Nederland, Ltd.

ARCO Chemical Technology, Inc.

ARCO Chemical Technology, L.P.

The Offering

Consider carefully the Risk Factors beginning on page 4.

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

We may offer from time to time:

•	senior secured or senior unsecured debt securities, whether or not guaranteed by our subsidiaries;

•	senior subordinated debt securities, whether or not guaranteed by our subsidiaries;

•	junior subordinated debt securities, whether or not guaranteed by our subsidiaries;

•	preferred stock;

•	common stock;

•	warrants to purchase our common stock, preferred stock, senior debt securities or subordinated debt securities;

•	stock purchase contracts; and

•	securities purchase units, consisting of a stock purchase contract and either our debt securities or debt obligations of third parties.

Our common stock is listed on the New York Stock Exchange under the symbol “LYO.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2002.

About This Prospectus	2
About Lyondell Chemical Company	2
The Subsidiary Guarantors	3
Risk Factors	4
Forward-Looking Information	14
Use of Proceeds	15
Ratio of Earnings to Fixed Charges	15
Description of Debt Securities	16
Description of Capital Stock	28
Market for Common Stock and Common Stock Dividends	33
Description of Warrants	34
Description Of Stock Purchase Contracts and Securities Purchase Units	34
Plan of Distribution	35
General Information	36
Legal Opinions	36
Experts	36
Where You Can Find More Information	37

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC under a “shelf” registration process. Using this process, we may offer the securities this prospectus describes in one or more offerings with a total initial offering price of up to $3,335,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the “Where You Can Find More Information” section of this prospectus.

ABOUT LYONDELL CHEMICAL COMPANY

Lyondell Chemical Company is a global chemical company with low-cost operations and leading producer positions in all of its major products. Lyondell manufactures and markets a variety of intermediate and performance chemicals, including propylene oxide (PO), propylene glycol (PG), propylene glycol ethers (PGE), butanediol (BDO), toluene diisocyanate (TDI), styrene monomer (SM), and tertiary butyl alcohol (TBA) and its derivative methyl tertiary butyl ether (MTBE), which are collectively known as our intermediate chemicals and derivatives business.

We currently own 41 percent of Equistar Chemicals, LP, a Delaware limited partnership, which operates petrochemicals and polymers businesses. On January 31, 2002, we announced an agreement in principle with Occidental Petroleum Corporation, one of our Equistar partners, to acquire its 29.5 percent share of Equistar. Following completion of this transaction, which is subject to completion and execution of definitive documentation, compliance with the applicable provisions of the partnership agreement and the parent agreement, approval by Lyondell’s stockholders and other customary conditions, Lyondell will own 70.5 percent of Equistar. Equistar’s petrochemicals business manufactures and markets olefins, oxygenated products, aromatics and specialty products. Equistar’s olefins are ethylene, propylene and butadiene, and its oxygenated products include ethylene oxide, ethylene glycol, ethanol and MTBE. Equistar’s aromatics are benzene and toluene. Equistar’s polymers business manufactures and markets polyolefins, including high density polyethylene, low density polyethylene, linear low density polyethylene, polypropylene and performance polymers. Equistar’s performance polymers include enhanced grades of polyethylene, such as wire and cable insulating resins, and polymeric powders.

We also own 58.75 percent of LYONDELL-CITGO Refining LP, a Delaware limited partnership (LCR), which produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants. LCR sells its principal refined products primarily to CITGO Petroleum Corporation (CITGO).

In addition, we own 75 percent of Lyondell Methanol Company, L.P., a Texas limited partnership (LMC), which produces methanol.

In this prospectus, we refer to Lyondell, its wholly owned and majority owned subsidiaries, and its ownership interest in equity affiliates as “we” or “us,” unless we specifically state otherwise or the context indicates otherwise. Lyondell is a Delaware corporation with principal executive offices located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone: (713) 652-7200).

THE SUBSIDIARY GUARANTORS

Lyondell Chemical Nederland, Ltd., ARCO Chemical Technology, Inc. and ARCO Chemical Technology, L.P. may jointly and severally and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus, as set forth in a related prospectus supplement. We sometimes refer to these companies in this prospectus as the “subsidiary guarantors.” Lyondell Chemical Nederland, Ltd. and ARCO Chemical Technology, Inc. are both Delaware corporations and ARCO Chemical Technology, L.P. is a Delaware limited partnership. The subsidiary guarantors have principal executive offices located at c/o Lyondell Chemical Company, 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone: (713) 652-7200).

RISK FACTORS

You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

The cyclicality of the chemical and refining industries may cause significant fluctuation in our income and cash flow.

Our historical operating results reflect the cyclical and volatile nature of the supply-demand balance in both the chemical and refining industries. These industries historically have experienced alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. The cyclicality of these industries results in volatile profits and cash flow over the business cycle.

Currently, there is overcapacity in the chemical industry. Moreover, a number of participants in the chemical industry either have added or are expecting to add capacity. There can be no assurance that future growth in product demand will be sufficient to utilize this additional, or even current, capacity. Excess industry capacity has depressed and may continue to depress our and/or our joint ventures’ volumes and margins. Such excess industry capacity and weak demand for our products, as well as higher energy and raw material prices last year, contributed to a significant decline in our EBITDA during 2001 compared to 2000 and may continue to do so.

External factors beyond our and our joint ventures’ control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect income and cash flow.

External factors can also cause significant fluctuations in demand for our and our joint ventures’ products and volatility in the price of raw materials and other operating costs and can magnify the impact of economic cycles on us and our joint ventures’ businesses. Examples of external factors include:

•	general economic conditions;

•	competitor actions;

•	international events and circumstances; and

•	governmental regulation in the United States and abroad.

Demand for our products and our joint ventures’ products is influenced by general economic conditions. For example, during 2000 and in the first half of 2001, uncertainty regarding the global economy reduced market demand for some of our and our joint ventures’ products, which adversely affected our results of operations. This reduction in market demand continued through 2001 until the first quarter of 2002, during which we observed an increase in market demand. In addition, a number of our products and our joint ventures’ products are highly dependent on durable goods markets, such as the housing and automotive markets, which are themselves particularly cyclical. Many of our and our joint ventures’ products are components of other chemical products that, in turn, are subject to the supply-demand balance of both the chemical and refining industries and general economic conditions. For example, MTBE is used as a blending component in gasoline, and therefore a substantial decline in gasoline prices could result in decreased profitability from MTBE sales. If the global economy does not improve, demand for our and our joint ventures’ products and our income and cash flow would be adversely affected.

We and our joint ventures may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. These temporary outages sometimes last for several quarters or, in certain cases, longer and cause us or our joint ventures to incur costs, including the expenses of the outages and the restart of these facilities. It is possible that factors like increases in raw material costs or lower demand in the future will cause us or our joint ventures to further reduce operating rates or idle facilities or exit uncompetitive businesses.

We and our joint ventures sell commodity products in highly competitive markets and face significant price pressure.

We and our joint ventures sell our products in highly competitive markets. Due to the commodity nature of certain of our and our joint ventures’ products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we and our joint ventures generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. In addition, some of our and our joint ventures’ competitors may be able to drive down product prices. Moreover, some of our and our joint ventures’ competitors may have greater financial, technological and other resources than ours, and may be better able to withstand changes in market conditions. For certain products, our and our joint ventures’ competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. The occurrence of any of these events could adversely affect our financial condition and results of operations.

Rising costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

We and our joint ventures purchase large amounts of raw materials and energy for our business. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which may be highly volatile and cyclical. Raw material costs began increasing during 1999 due to higher oil and gas prices. These increases continued through 1999, and prices remained at high levels during 2000. Surging natural gas costs late in 2000 and in the first half of 2001 increased both the costs of natural gas liquids-based raw materials, primarily ethane, as well as the cost of utilities. In the first quarter of 2001, our results of operations and Equistar’s results of operations were significantly affected by the rising cost of natural gas. Benchmark natural gas prices in the U.S. spiked at nearly $10 per million BTUs in January 2001, compared to a historical price range of $1.50 to $2.50 per million BTUs in the period from 1991 to 1999. After the January 2001 spike, natural gas prices began to decrease, reaching $2.30 per million BTUs in December 2001; however, benchmark natural gas prices for the year still averaged $4.28 per million BTUs, or 10 percent higher than in 2000. Our operating expenses and Equistar’s operating expenses will likely increase if these costs increase.

In addition, higher natural gas prices early in 2001 adversely affected the ability of many domestic chemicals producers to compete internationally since U.S. producers are disproportionately reliant on natural gas as a feedstock and an energy source. In addition to the impact that this has had on Equistar’s exports, reduced competitiveness of U.S. producers also has in the past increased the availability of chemicals in North America as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower prices in North America.

We have risks resulting from significant amounts of debt.

As of March 31, 2002, Lyondell had outstanding debt of approximately $3.84 billion, and Equistar had outstanding debt of approximately $2.29 billion. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations; and

•	we could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

Lyondell’s, Equistar’s and LCR’s bank credit facilities and Lyondell’s and Equistar’s indentures relating to their secured debt securities impose restrictions on each of Lyondell, Equistar and LCR. These credit facilities and indentures contain customary covenants that, subject to exceptions, restrict the ability of each of Lyondell, Equistar and LCR to incur additional debt or liens, dispose of assets, make restricted payments (as defined in the agreements) or merge or consolidate with other entities. In addition, the credit facilities require the maintenance of specified financial ratios as provided in the agreements. The breach of these covenants could permit the lenders to declare the loans immediately payable and could permit the lenders under the credit facilities to terminate future lending commitments.

Shared control of joint ventures involving Lyondell may delay decisions or actions.

A substantial portion of our operations is conducted through joint ventures. We share control of these joint ventures with third parties.

Our forecasts and plans with respect to these joint ventures assume that our joint venture partners will observe their obligations with respect to the joint ventures. In the event that any of our joint venture partners do not observe their commitments, it is possible that the affected joint venture would not be able to operate in accordance with its business plans or that we would be required to increase our level of commitment in order to give effect to such plans.

As with any such joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations.

Lyondell or any of the other owners of the joint ventures may transfer control of their joint venture interests or engage in mergers or other business combination transactions with a third party or one or more of the other owners that could result in a change of control of Lyondell or the joint venture or the other owners. In many instances, such a transfer would be subject to an obligation to first offer the other owners an opportunity to purchase the interest. Lyondell and the other joint venture owners have discussed, and from time to time may continue to discuss, in connection with their ordinary course dialog regarding the joint ventures or otherwise, transactions that could result in a transfer or modification, directly or indirectly, of their ownership in a joint venture. We cannot be certain that any of the joint venture owners will not sell, transfer or otherwise modify their ownership interest in a joint venture, whether in a transaction involving third parties and/or one or more of the other owners. Upon a transfer of an interest in Equistar, the partnership agreement and key agreements between Equistar and its owners would remain in place and may not be modified without the consent of all of the owners, but the transfer could affect the governance of Equistar, particularly because Equistar’s partnership agreement requires unanimous approval for some decisions.

Equistar’s credit facility provides that an event of default occurs if any combination of Lyondell, Millennium and Occidental ceases to collectively hold at least a 50 percent interest. LCR’s credit facility provides that an event of default occurs if Lyondell and CITGO cease to individually or collectively hold at least a 35 percent interest. In addition, LCR’s credit facility provides that an event of default occurs if (i) Lyondell transfers its interest as a member of LCR to a person other than an affiliate or (ii) neither CITGO nor any of its affiliates is a member of LCR.

Distributions of cash from our joint ventures may be restricted.

We conduct a substantial amount of our operations through our joint ventures. Our ability to meet our debt service and other obligations is dependent, in part, upon the receipt of distributions from our joint ventures. LCR’s credit facility prohibits the payment of distributions to us during an event of default thereunder. Subject to the provisions of the applicable debt agreements, future borrowings by our joint ventures may contain other restrictions or prohibitions on the payment of distributions by such joint ventures to us. Dependent upon applicable state law, our joint ventures may be limited in amounts that they are permitted to pay as distributions on their equity interests. Our joint ventures’ ability to distribute cash to us is also dependent upon their economic performance, which is dependent on a variety of factors, including factors described elsewhere in the “Risk Factors” section of this prospectus. For example, Equistar did not make any distributions to its owners in 2001, as its results of operations have been adversely affected by increasing industry capacity for the products it sells, higher raw material prices and reduced demand due to weak economic conditions.

LCR’s crude oil supply agreement with PDVSA Petróleo, S.A. (PDVSA Oil) is important to LCR’s operations because it reduces the volatility of earnings and cash flow. The agreement is currently subject to litigation and subject to the risk of enforcing judgments against non-United States affiliates of a sovereign nation and force majeure risks.

Most of the crude oil used by LCR as a feedstock for its refinery is purchased under the crude supply agreement with PDVSA Oil, an affiliate of Petróleos de Venezuela, S.A. (PDVSA), which was entered into in 1993. The crude supply agreement incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less (i) certain deemed refining costs adjustable for inflation and energy costs, (ii) certain actual costs and (iii) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. The actual refining margin earned by LCR may vary from the formula amount depending on, among other things, the efficiency with which LCR conducts its operations from time to time. Although LCR believes that the crude supply agreement reduces the volatility of its earnings and cash flows, the crude supply agreement also limits LCR’s ability to enjoy higher margins during periods when the market price of crude oil is low relative to the then-current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the crude supply agreement, the benefits of this agreement to LCR could be substantially diminished and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR’s costs for crude oil under the crude supply agreement may be higher than might otherwise be available to LCR from other sources. A disparate increase in the price of heavy crude oil relative to the prices for its products, such as experienced in 1999, has the tendency to make continued performance of its obligations under the crude supply agreement less attractive to PDVSA Oil.

Under the crude supply agreement, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude, which constitutes approximately 86 percent of the LCR refinery’s refining capacity of 268,000 barrels per day of crude oil. By letter dated April 16, 1998, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. The letter stated that PDVSA Oil declared itself in a force majeure situation and that PDVSA Oil would reduce deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998, amounting to 195,000 barrels per day in that month. LCR was advised by PDVSA Oil in May 1999 of a further reduction in the deliveries of crude oil supplied under the crude supply agreement to 184,000 barrels per day, effective May 1999.

On several occasions since then, PDVSA Oil further reduced crude oil deliveries, although it made payments under a different provision of the crude supply agreement in partial compensation for such reductions. Subsequently, PDVSA Oil unilaterally increased deliveries of crude oil to LCR to 195,000 barrels per day effective April 2000, to 200,000 barrels per day effective July 2000 and to 230,000 barrels per day effective October 2000.

During 2001, PDVSA Oil declared itself in a force majeure situation, but did not reduce crude oil deliveries to LCR during 2001. In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3 percent beginning March 1, 2002. In February 2002, LCR was advised by PDVSA Oil that deliveries of crude oil to LCR in March 2002 would be reduced to approximately 198,000 barrels per day. Lyondell currently expects second quarter 2002 deliveries under the crude supply agreement to average 190,000 barrels per day. The recent political uncertainty in Venezuela has not affected crude oil deliveries, the crude supply agreement or related matters to date, and the long-term effects of these events, if any, are not yet clear.

LCR has consistently contested the validity of PDVSA Oil’s and PDVSA’s reductions in deliveries under the crude supply agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the January 2002 force majeure declaration, as well as the claimed force majeure from April 1998 to September 2000.

There are risks associated with enforcing the provisions of contracts with companies such as PDVSA Oil that are non-United States affiliates of a sovereign nation. All of the crude oil supplied by PDVSA Oil under the crude supply agreement is produced in the Republic of Venezuela, which has experienced economic difficulties and attendant social and political changes in recent years. It is impossible to predict how governmental policies may change under the current or any subsequent Venezuelan government. In addition, there are risks associated with enforcing judgments of United States courts against entities whose assets are located outside of the United States and whose management does not reside in the United States. Although the parties have negotiated alternative arrangements in the event of certain force majeure conditions, including Venezuelan governmental or other actions restricting or otherwise limiting PDVSA Oil’s ability to perform its obligations, any such alternative arrangements may not be as beneficial to LCR as the crude supply agreement.

In 1999, PDVSA announced its intention to renegotiate the crude supply agreements with all third parties, including LCR. In light of PDVSA’s announced intent, we cannot assure you that PDVSA Oil will continue to perform its obligations under the crude supply agreement. However, it has confirmed that it expects to honor its commitments if a mutually acceptable restructuring of the crude supply agreement is not achieved. From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the crude supply agreement and a broader restructuring of the LCR partnership. We are unable to predict whether changes in either arrangement will occur.

If the crude supply agreement is modified or terminated or this source of crude oil is otherwise interrupted due to production difficulties, OPEC-mandated supply cuts, political or economic events in Venezuela or other factors, LCR could experience significantly lower earnings and cash flows. The parties each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances, subject to reciprocal rights of first refusal. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the crude supply agreement. Depending on then-current market conditions, any breach or termination of the crude supply agreement or reduction in supplies thereunder could adversely affect LCR, since LCR would have to purchase all or a portion of its crude oil feedstocks in the merchant market, which could subject LCR to significant volatility and price fluctuations. We cannot assure you that alternative crude oil supplies with similar margins will be available for purchase by LCR.

Operating problems in our business may adversely affect our income and cash flow.

The occurrence of material operating problems at our facilities or any of our joint ventures’ facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole, during and after the period of such operational difficulties. Our income and cash flow are dependent on the continued operation of our various production facilities, our joint ventures’ production facilities and the ability to complete construction projects on a schedule. Although we and our joint ventures take precautions to enhance the safety of operations and minimize the risk of disruptions, our operations and our joint ventures’ operations, along with the operations of other members of the chemical and refining industries, are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These hazards include:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	remediation complications;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	potential terrorist acts.

Some of these hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. We are not fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We cannot predict with certainty the extent of our, our subsidiaries’ or our joint ventures’ future liabilities and costs under environmental, health and safety laws and regulations and we cannot assure you that they will not be material. In addition, we, our subsidiaries or our joint ventures may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or chemicals that we otherwise manufacture and sell, handle or own. Although these claims have not historically had a material impact on our, our subsidiaries’ or our joint ventures’ operations, a significant increase in the number or success of these claims could materially adversely affect our, our subsidiaries’ or our joint ventures’ business, financial condition, operating results or cash flow.

The production facilities of Lyondell, Equistar, LCR and LMC are generally required to have permits and licenses regulating air emissions, discharges to water and storage, treatment and disposal of hazardous wastes. Companies such as Lyondell and its joint ventures that are permitted to treat, store or dispose of hazardous waste and maintain underground storage tanks pursuant to the Resource Conservation and Recovery Act (RCRA) also are required to meet certain financial responsibility requirements. We believe that we and our joint ventures have all permits and licenses generally necessary to conduct business or, where necessary, are applying for additional, amended or modified permits and that we and our joint ventures meet applicable financial responsibility requirements.

The policy of each of Lyondell, Equistar, LCR and LMC is to be in compliance with all applicable environmental laws. Lyondell and Equistar also are each committed to Responsible Care®, an international chemical industry initiative to enhance the industry’s responsible management of chemicals. Our subsidiaries and joint ventures (together with the industries in which they operate) are subject to extensive national, state and local environmental laws and regulations concerning emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws, and inspection and enforcement policies, as well as higher compliance costs therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and nonhazardous waste. Some risk of environmental costs and liabilities is inherent in particular operations and products of ours, and our joint ventures, as it is with other companies engaged in similar businesses, and there is no assurance that material costs and liabilities will not be incurred. In general, however, with respect to the capital expenditures and risks described above, we do not expect that we or our joint ventures will be affected differently from the rest of the chemicals and refining industry where our facilities or our joint ventures’ facilities are located.

Environmental laws may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities, the costs of transportation and storage of raw materials and finished products and the costs of the storage and disposal of wastewater. Also, U.S. “Superfund” statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. As of March 31, 2002, our, our subsidiaries’ and our joint ventures’ environmental liability for future assessment and remediation costs at the above-mentioned sites totaled $28 million. The liabilities per site range from less than $1 million to $11 million and are expected to be incurred over the next two to seven years. It is possible that new information about the sites for which the accrual has been established, new technology or future developments, such as involvement in other Comprehensive Environmental Response Compensation and Liability Act, as amended (CERCLA), RCRA, Texas Natural Resource Conservation Commission (TNRCC) or other comparable state or foreign law investigations, could require us to reassess our potential exposure related to environmental matters.

The LCR refinery contains on-site solid-waste landfills, which were used in the past to dispose of waste generated at this facility. It is anticipated that corrective measures will be necessary to comply with federal and state requirements with respect to this facility. We are also subject to certain assessment and remedial actions at the LCR refinery under RCRA. In addition, we negotiated an order with the TNRCC for assessment and remediation of groundwater and soil contamination at the refinery. We also have liabilities under RCRA and various state and foreign government regulations related to five current plant sites and three former plant sites. We are also responsible for a portion of the remediation of certain off-site waste disposal facilities. We are currently contributing funds to the cleanup of two waste sites located near Houston, Texas under CERCLA and the Superfund Amendments and Reauthorization Act of 1986. Lyondell has also been named, along with several other companies, as a potentially responsible party for a third CERCLA site near Houston, Texas. The $28 million accrual described above includes, where applicable, costs to address these RCRA, TNRCC and CERCLA matters. In addition, Lyondell is involved in administrative proceedings or lawsuits relating to a minimal number of other CERCLA sites. We estimate, based upon currently available information, that potential loss contingencies associated with the latter CERCLA sites, individually and in the aggregate, are not significant.

In some cases, compliance with environmental, health and safety laws and regulations can be achieved only by capital expenditures. In the years ended December 31, 2001, 2000 and 1999, we, our subsidiaries and our joint ventures (on a 100 percent basis) spent, in the aggregate, approximately $34 million, $20 million and $21 million, respectively, for environmentally related capital expenditures at existing facilities. We, our subsidiaries and our joint ventures anticipate spending approximately $99 million for 2002 and approximately $240 million for 2003 for environmentally related capital expenditures. The increased level of such expenditures for 2001, 2002 and 2003 is a result of, among other things, implementation of a plan for the Houston/Galveston region to comply with the ozone standard, as discussed below.

The eight-county Houston/Galveston region has been designated a severe nonattainment area for ozone by the U.S. Environmental Protection Agency (EPA). As a result, in December 2000, the TNRCC submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds (VOCs) and nitrogen oxides (NOx) in the presence of sunlight, and is a principal component of smog. The proposed plans for meeting the ozone standard focus on significant reductions in NOx emissions. NOx emission reduction controls must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years, well in advance of the 2007 deadline. Compliance with the provisions of the plan will result in increased capital investment during the next several years and higher annual operating costs for Equistar, Lyondell and LCR. As a result, Lyondell estimates that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Lyondell’s direct share of such expenditures could total between $65 million and $80 million. Lyondell’s proportionate share of Equistar’s expenditures could total between $85 million and $105 million, and Lyondell’s proportionate share of LCR’s expenditures could total between $75 million and $95 million. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

Lyondell has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Lyondell and the BCCA Appeal Group (a group of industry participants) filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TNRCC agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. In October 2001, the EPA approved the TNRCC plan, and the BCCA Appeal Group filed a timely petition for judicial review of that action on January 11, 2002. If the TNRCC scientific review supports the industry group proposal, the TNRCC has agreed to revise the NOx emission reduction requirements set forth in its original plan. Any revisions will have to be approved by the EPA. Such revisions of the NOx emission reduction requirements are expected to reduce the estimated capital investments for NOx reductions required by Lyondell, Equistar and LCR to comply with the plans for meeting the ozone standards. However, there can be no guarantees as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

The Clean Air Act specified certain emissions standards for vehicles beginning in the 1994 model year and required the EPA to study whether further emissions reductions from vehicles were necessary, starting no earlier than the 2004 model year. In 1998, the EPA concluded that more stringent vehicle emissions standards were needed and that additional controls on gasoline and diesel were necessary to meet these emissions standards. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these standards will result in increased capital investment for LCR, totaling between $175 million to $225 million for the new gasoline standards and $250 million to $300 million for the new diesel standards, between now and the implementation dates. Lyondell’s share of LCR’s capital expenditures would be between $250 million and $300 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

Pending or future legislative initiatives or litigation may adversely affect Lyondell’s MTBE sales.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. In Europe, demand for MTBE has benefited from new legislation in the 15-nation European Union. The so-called “Auto/Oil Legislation” aimed at reducing air pollution from vehicle emissions was enacted in 1998, and refineries increased consumption of MTBE to meet the new blending requirements. However, while studies by federal and state agencies and other world organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational watercraft has led to public concern, and some litigation, that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies.

Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. On April 25, 2002, the U.S. Senate passed its version of an omnibus energy bill, which, among other things, would ban the use of MTBE as a fuel oxygenate. The Senate bill is not law and must be reconciled with the version of the omnibus energy bill passed by the U.S. House of Representatives in 2001. Lyondell does not expect these initiatives to have a significant impact on MTBE margins and volumes in 2002. Lyondell’s MTBE sales represented approximately 35 percent of its total 2001 revenues.

We have developed technologies to convert TBA into alternate gasoline blending components should it be necessary to reduce MTBE production in the future. However, implementation of such technologies would require additional capital investment. The profit margin on such alternate gasoline blending components could differ from those historically realized on MTBE.

Our international operations are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to foreign operations.

International operations and exports to foreign markets are subject to a number of risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties and taxes, as well as changes in laws and policies governing operations of foreign-based companies. In addition, earnings of foreign subsidiaries and intercompany payments may be subject to foreign income tax rules that may reduce cash flow available to meet required debt service and other obligations of Lyondell.

Lyondell and Equistar pursue acquisitions, dispositions and joint ventures.

Lyondell and Equistar both seek opportunities to maximize efficiency or value through various transactions. These transactions may include various business combinations, purchases or sales of assets or contractual arrangements or joint ventures that are intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. To the extent permitted under Lyondell’s and Equistar’s credit facilities and other debt, some of these transactions may be financed by additional borrowings by Lyondell or Equistar or by the issuance of equity securities. Although these transactions are expected to yield longer-term benefits if the expected efficiencies and synergies of the transactions are realized, they could adversely affect the results of operations of Lyondell or Equistar in the short term because of the costs associated with such transactions.

Our quarterly results will vary significantly.

Our quarterly results will vary significantly depending on various factors, most of which are beyond our control, including:

•	changes in product prices, product demand, including seasonal demand for certain products, such as MTBE, raw material costs or supply arrangements;

•	the scheduling of plant turnarounds;

•	fluctuations in shipments to customers;

•	adverse developments in foreign or domestic markets;

•	regional business activities;

•	changes in interest rates;

•	foreign exchange fluctuations; and

•	unanticipated expenses.

FORWARD-LOOKING INFORMATION

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “forecast,” “budget,” “goal” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the cyclical nature of the chemical and refining industries;

•	uncertainties associated with the United States and worldwide economies;

•	substantial chemical and refinery capacity additions resulting in oversupply and declining prices and margins;

•	the availability and cost of raw materials and utilities;

•	access to capital markets;

•	technological developments;

•	current and potential governmental regulatory actions in the United States and other countries;

•	potential terrorist attacks;

•	operating interruptions (including leaks, explosions, fires, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases, and other environmental risks); and

•	our ability to implement our business strategies, including cost reductions.

We have discussed some of these factors in more detail in the “Risk Factors” section of this prospectus and in our other filings with the SEC, including those filings incorporated by reference into this prospectus. These factors are not necessarily all the important factors that could affect us or our joint ventures. We advise you that you should (i) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (ii) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include funding working capital requirements, capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities, and may initially be invested in short-term marketable securities. We will determine any specific allocation of the net proceeds of an offering to a specific purpose at the time of such offering and will describe the specific allocation in the related prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods shown is as follows:

	For the Three Months Ended March 31, 2002	Years Ended December 31,
		2001	2000	1999	1998	1997
Ratio of earnings to fixed charges (a)	—	—	2.0x	—	1.2x	4.6x

(a)	For the three months ended March 31, 2002 and for the years ended December 31, 2001 and 1999, earnings were insufficient to cover fixed charges by $75 million, $224 million and $104 million, respectively. The ratio of earnings to fixed charges has been calculated including amounts for Lyondell and its current proportionate share of amounts for Equistar (57 percent through May 15, 1998 and 41 percent thereafter), LCR (58.75 percent for the year ended December 31, 1998 and thereafter, 86 percent for the first quarter of 1997 and 58.49 percent for the remainder of 1997) and LMC (75 percent for the year ended December 31, 1998 and thereafter), for the periods in which Lyondell accounted for its respective investment in each such joint venture using the equity method of accounting. Lyondell remains a guarantor of $300 million of Equistar’s debt and a co-obligor with Equistar for $31 million of debt for which Equistar assumed responsibility in connection with its formation. Fixed charges include interest expense plus capitalized interest and the portion of rental expense that represents an interest factor.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities sets forth certain general terms that may apply to the debt securities that we may issue separately, upon conversion of preferred stock, upon exercise of a warrant, in connection with a stock purchase contract, as part of a stock purchase unit or upon exercise of a subscription right from time to time in the form of one or more series. The particular terms of any debt securities will be described in the prospectus supplement relating to those debt securities. For purposes of this “Description of Debt Securities” section of this prospectus, references to the terms “Lyondell,” “us” or “we” mean Lyondell Chemical Company only, unless we state otherwise or the context clearly indicates otherwise.

Any senior secured debt securities will be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. Any senior unsecured debt securities will be issued in one or more series under an indenture, as supplemented or amended form time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. Any senior subordinated debt securities will be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. Any junior subordinated debt securities will be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to any senior secured or senior unsecured debt securities as the senior indenture(s). For ease of reference, we will refer to the indenture relating to the senior subordinated debt securities as the senior subordinated indenture, to the indenture relating to the junior subordinated debt securities as the junior subordinated indenture, and to the senior subordinated indenture together with the junior subordinated indenture as the subordinated indentures.

This summary of the terms and provisions of the debt securities and the indentures is not complete. You should read the forms of the indentures which are filed as exhibits to the registration statement of which this prospectus forms a part. Whenever we refer to particular defined terms of the indentures in this section or in a prospectus supplement, we are incorporating these definitions into this prospectus or the prospectus supplement.

General

We will issue the debt securities in one or more series in accordance with a supplemental indenture or a resolution of our board of directors or a committee of the board. Unless otherwise specified in a prospectus supplement, each series of senior secured debt securities will rank equally in right of payment with all of our other senior secured obligations, and each series of our senior unsecured debt securities will rank equally in right of payment with all of our other senior unsecured obligations. Any senior unsecured debt securities will be effectively subordinated to all of our existing and future senior secured debt, to the extent of the value securing our senior secured debt. Each series of senior and junior subordinated debt securities will be subordinated and junior in right of payment to the extent and in the manner described in the subordinated indenture and any supplemental indenture relating to the subordinated debt securities. Except as otherwise provided in a prospectus supplement, the indentures do not limit our ability to incur additional secured or unsecured debt, whether under the indentures, any other indenture that we may enter into in the future or otherwise. For more information, you should read the prospectus supplement relating to a particular offering of securities.

The applicable prospectus supplement will describe the following terms of the series of debt securities with respect to which this prospectus is being delivered:

•	the title of the debt securities of the series and whether the series is senior secured or senior unsecured debt securities or senior or junior subordinated debt securities;

•	any limit on the aggregate principal amount of the debt securities of the series;

•	the person to whom any interest on a debt security shall be payable, if other than the person in whose name that debt security is registered on the regular record date;

•	the date or dates on which the principal and premium, if any, of the debt securities of the series are payable or the method of that determination or the right to defer any interest payments;

•	the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or the method of determining the rate or rates;

•	the date or dates from which interest will accrue and the interest payment dates on which any such interest will be payable or the method by which the dates will be determined;

•	the regular record date for any interest payable on any interest payment date and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the place or places where the principal of and premium, if any, and any interest on the debt securities of the series will be payable, if other than the Borough of Manhattan, The City of New York;

•	the period or periods within which, the date or dates on which, the price or prices at which and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part, at our option or otherwise;

•	our obligation, if any, to redeem, purchase or repay the debt securities of the series pursuant to any sinking fund or otherwise or at the option of the holders and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units in which and the terms and conditions upon which, the debt securities will be redeemed, purchased or repaid, in whole or in part;

•	the terms, if any, upon which the debt securities of the series may be convertible into or exchanged for other debt securities, preferred stock or common stock of Lyondell and the terms and conditions upon which the conversion or exchange may be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

•	the denominations in which any debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency in which payment of principal of and premium, if any, and interest on debt securities of the series shall be payable, if other than United States dollars;

•	any index, formula or other method used to determine the amount of payments of principal of and premium, if any, and interest on the debt securities;

•	if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates before the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any date (or, in any such case, the manner in which the deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

•	if the principal of or premium, if any, or interest on any debt securities is to be payable, at our election or the election of the holders, in one or more currencies or currency units other than that or those in which such debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and premium, if any, and interest on such debt securities shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

•	if other than the stated principal amount, the portion of the principal amount of the debt securities which will be payable upon declaration of the acceleration of the maturity of the debt securities or provable in bankruptcy;

•	the applicability of, and any addition to or change in, the covenants and definitions then set forth in the applicable indenture or in the terms then set forth in such indenture relating to permitted consolidations, mergers or sales of assets;

•	any changes or additions to the provisions of the applicable indenture dealing with defeasance, including the addition of additional covenants that may be subject to our covenant defeasance option;

•	whether any of the debt securities are to be issuable in permanent global form and, if so, the depositary or depositaries for such global security and the terms and conditions, if any, upon which interests in such debt securities in global form may be exchanged, in whole or in part, for the individual debt securities represented thereby in definitive registered form, and the form of any legend or legends to be borne by the global security in addition to or in lieu of the legend referred to in the applicable indenture;

•	the appointment of any trustee, any authenticating or paying agents, transfer agent or registrars;

•	the terms, if any, of any guarantee of the payment of principal, premium, if any, and interest with respect to debt securities of the series and any corresponding changes to the provisions of the applicable indenture as then in effect;

•	the terms, if any, of the transfer, mortgage, pledge or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the applicable indenture as then in effect;

•	any addition to or change in the events of default with respect to the debt securities of the series and any change in the right of the trustee or the holders to declare the principal, premium, if any, and interest with respect to the debt securities due and payable;

•	any applicable subordination provisions for any subordinated debt securities in addition to or in lieu of those set forth in this prospectus;

•	if the securities of the series are to be secured, the property covered by the security interest, the priority of the security interest, the method of perfecting the security interest and any escrow arrangements related to the security interest; and

•	any other terms of the debt securities, including any restrictive covenants.

We may sell debt securities at a substantial discount below their stated principal amount or debt securities that bear no interest or bear interest at a rate which at the time of issuance is below market rates. We will describe the material United States federal income tax consequences, accounting and other special considerations applicable to the debt securities in the applicable prospectus supplement.

If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, we will set forth the restrictions, elections, specific terms and other information with respect to the issue of debt securities and such foreign currency or currency units in the applicable prospectus supplement.

Form, Exchange, Registration and Transfer

Unless otherwise indicated in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations in accordance with the applicable indenture. Debt securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the security registrar or at the office of any transfer agent designated by us for such purpose with respect to any series of debt securities and referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable indenture. The transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee under each indenture as security registrar for debt securities issued thereunder. If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of the transfer agent or approve a change in the location through which any such transfer agent acts. We are required to maintain an office or agency (which may be the office of the trustee, the security registrar or the paying agent) in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any redemption in part, we shall not be required to:

•	register the transfer or exchange of any debt security of any series during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice or

•	register the transfer of or exchange any debt security called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Book-Entry System

The provisions set forth in this “Book-Entry System” section of this prospectus will apply to the debt securities of any series if the prospectus supplement relating to such series so indicates.

Unless otherwise indicated in the applicable prospectus supplement, the debt securities of such series will be represented by one or more global securities registered with The Depository Trust Company, or DTC, or a depositary named in the prospectus supplement relating to such series. Except as set forth below, a global security may be transferred, in whole but not in part, only to the depositary or another nominee of the depositary.

The general terms of the depositary arrangement with DTC, with respect to a series of debt securities are described in the “Description of the Depository” section of this prospectus, unless otherwise indicated in the prospectus supplement relating to the series. We anticipate that the following provisions will generally apply to depositary arrangements.

Unless otherwise provided in the applicable prospectus supplement, debt securities represented by a global security will be exchangeable for debt securities in definitive form of like tenor as such global security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if:

•	the depositary notifies us and the trustee that it is unwilling or unable to continue as depositary for such global security or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we, in our sole discretion, determine not to have all of the debt securities represented by a global security and notify the trustee; or

•	there shall have occurred and be continuing an event of default or an event which, with the giving of notice or lapse of time, or both, would constitute an event of default with respect to the debt securities.

Any debt security that is exchangeable pursuant to the preceding sentence is exchangeable for debt securities registered in such names as the depositary shall instruct the trustee. It is expected that such instructions may be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in such global security. Subject to the foregoing, a global security is not exchangeable except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Description of the Depository

Unless otherwise provided in the applicable prospectus supplement, DTC (New York, NY), will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (the “Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the “Indirect Participants”). The rules applicable to DTC and its Direct and Indirect participants are on file with the Securities and Exchange Commission.

Purchases of the debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security, a “beneficial owner,” is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such DTC nominee) will consent or vote with respect to the debt securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the Direct or Indirect Participant and not of DTC, or the agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depository is not obtained, debt security certificates will be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe are reliable, but we take no responsibility for the accuracy thereof.

Option to Defer Interest Payments or to Pay-In-Kind

If so described in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for the number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions and covenants, if any, specified in such prospectus supplement. However, any extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to make payments of interest by delivering additional debt securities of the same series.

Covenants

The covenants, if any, that will apply to a particular series of debt securities will be set forth in the indenture relating to such series of debt securities. Except as otherwise specified in the applicable prospectus supplement with respect to any series of debt securities, we may remove or add covenants without the consent of holders of the securities.

Defeasance

Except as otherwise specified in the applicable prospectus supplement with respect to any series of debt securities, we may, at our option, elect:

•	to have substantially all of our obligations discharged with respect to the debt securities (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust), which we call legal defeasance; or

•	to have substantially all of our obligations terminated with respect to certain restrictive covenants of the applicable indenture, which we call covenant defeasance.

In the event of legal or covenant defeasance, certain events of default will no longer constitute events of default with respect to any debt securities, upon the deposit with the applicable trustee, in trust, of money or U.S. government obligations, or a combination thereof, which through the payment of interest and principal on those monies or obligations in accordance with their terms will provide sufficient money to pay all the principal of and premium, if any, and interest on such debt securities on the dates such payments are due in accordance with the terms of the debt securities on their stated maturity or any redemption date.

Except as otherwise specified in the applicable prospectus supplement with respect to any series of debt securities, we will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes and, in the case of a legal defeasance, such opinion must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

The Guarantees

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the subsidiary guarantors. If a series of debt securities are so guaranteed, the subsidiary guarantors will execute a notation of guarantee or a supplemental indenture as further evidence of their guarantee. In addition, Lyondell may fully and unconditionally guarantee the payment obligations of the subsidiary guarantors under the subsidiary guarantees of any series of debt securities. The applicable prospectus supplement will describe the terms of any guarantee by the subsidiary guarantors and Lyondell, as well as any covenants of or restrictions on the subsidiary guarantors or Lyondell under the applicable indenture.

The obligations of each guarantor under its guarantee will be limited to the maximum amount that will not result in the obligations of the guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The applicable prospectus will set forth the provisions under which a guarantor may be released and discharged from its guarantee.

If a series of debt securities is guaranteed by and is designated as subordinate to our senior indebtedness (as defined in the “Subordination of Subordinated Debt Securities” section of this prospectus), then the guarantees by those guarantors will be subordinated to the senior indebtedness of the guarantors on substantially the same extent as the series is subordinated to our senior indebtedness. See the “Subordination of Subordinated Debt Securities” section of this prospectus.

Events of Default

Unless otherwise provided in the prospectus supplement with respect to any series of debt securities, the following will be events of default under an indenture with respect to the debt securities of such series issued under such indenture:

•	default by us for 30 days in payment of any interest or any additional amounts with respect to any debt securities of such series;

•	default by us in the payment of (i) any principal of any debt securities of such series at its maturity or (ii) premium, if any, on any debt securities of such series when the same becomes due and payable;

•	default by us for 30 days in the deposit of any sinking fund payment, when and as due by the terms of a debt security of such series;

•	default by us in compliance with any of our other covenants or agreements in, or provisions of, the debt securities of such series or the applicable indenture (other than an agreement, covenant or provision that has expressly been included in such indenture solely for the benefit of one or more series of debt securities other than that series) which shall not have been remedied within 90 days after written notice by the trustee or by the holders of at least 25 percent in principal amount of the then outstanding debt securities affected by such default;

•	certain events involving bankruptcy, insolvency or reorganization of Lyondell; and

•	any other event of default provided with respect to debt securities of that series.

The indentures will provide that the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in payment of principal of, premium, if any, and interest on any additional amounts or any sinking fund installment with respect to debt securities of such series) if the trustee considers it in the interest of the holders of such debt securities to do so.

Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, each indenture will provide that if an event of default with respect to any debt securities of any series at the time outstanding occurs, and is continuing (other than an event of default involving the bankruptcy, insolvency or reorganization of Lyondell), the applicable trustee or the holders of at least 25 percent in principal amount of the then outstanding debt securities of the series affected by the default may declare the principal of and accrued and unpaid interest on all then outstanding debt securities of such series or of all series affected, as the case may be, to be due and payable. Upon such a declaration, the amounts due and payable on such debt securities will be due and payable immediately. If an event of default involving the bankruptcy, insolvency or reorganization of Lyondell occurs, then the principal of and accrued and unpaid interest on all then outstanding debt securities shall become immediately due and payable without any declaration, notice or other act on the part of the trustee or any holder. Under certain circumstances, the holders of a majority in principal amount of the outstanding debt securities of the series affected by such default or all series, as the case may be, may rescind any acceleration and its consequences.

Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, each indenture will provide that no holder of a debt security of any series may pursue any remedy under such indenture unless:

•	the holder gives the applicable trustee written notice of a continuing event of default with respect to the series;

•	the holders of at least 25 percent in principal amount of the then outstanding debt securities of the series make a written request to the applicable trustee to pursue such remedy;

•	such holder or holders offer to the applicable trustee indemnity reasonably satisfactory to the trustee;

•	the trustee shall have failed to act for a period of 60 days after receipt of the notice and offer of indemnity; and

•	during such 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request; however, such provision does not affect the right of a holder of a debt security to sue for enforcement of any overdue payment thereon.

Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, each indenture will provide that the holders of a majority in principal amount of the then outstanding debt securities of a series or of all series affected, as the case may be, may direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee or exercising any trust or power conferred on it not relating to or arising under an event of default, subject to certain limitations specified in such indenture. Each indenture requires us to periodically file with the applicable trustee a written statement as to our compliance with the indenture covenants.

Modification and Waiver

Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, modifications and amendments of each indenture or the debt securities may be made by us and the applicable trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected by such amendment (acting as one class) under the applicable indenture. However, no such modification, amendment, supplement or waiver may, without the consent of each holder of any outstanding debt security so affected, accomplish the following events:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any debt security;

•	reduce the principal of or premium, if any, on, or change the stated maturity of, any debt security;

•	reduce the premium, if any, payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed;

•	change any obligation of us to pay additional amounts with respect to any debt security;

•	make any debt security payable in money other than that stated in the debt security;

•	impair the right to institute suit for the enforcement of any payment of principal of, premium, if any, or interest on, or any additional amounts with respect to, any debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the applicable indenture; or

•	waive a continuing default or event of default in the payment of principal of, premium, if any, or interest on or additional amounts with respect to the debt securities.

In addition, in the case of the subordinated debt securities, no modification or amendment may be made to the subordinated indenture with respect to the subordination of any subordinated debt security in a manner adverse to holder without the consent of the holder of each subordinated debt security then outstanding affected by the modification or amendment. Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, the indentures will provide that amendments and supplements to, or waivers of any provision of, such indenture may be made by us and the trustee without the consent of any holders of debt securities in certain circumstances, including, among other things:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the obligations of us under the indenture upon the merger, consolidation or sale or other disposition of all or substantially all of our assets;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities, or to provide for the issuance of bearer debt securities (with or without coupons);

•	to secure any series of debt securities or to add guarantees of any series of debt securities;

•	to comply with any requirement in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

•	to make any change that does not adversely affect any outstanding debt securities of any series in any material respect.

Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, the indentures will provide that the holders of a majority in principal amount of the then outstanding debt securities of any series or of all series (acting as one class) may waive any existing or past default or event of default with respect to a series or all series, as the case may be, except (i) in the payment of the principal of, or premium, if any, or interest on or any additional amounts with respect to any debt securities or (ii) in respect of a provision that under the proviso to the prior paragraph cannot be amended or supplemented without the consent of each holder affected.

Subordination of Subordinated Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to the subordinated debt securities.

Senior Subordinated Debt Securities

The senior subordinated indenture may provide that the senior subordinated debt securities are subordinate in right of payment to the prior payment in full of all of our senior indebtedness, which includes our indebtedness and other monetary obligations (including expenses and fees) under our 9.625 percent senior secured notes, series A, due 2007, the 9.875 percent senior secured notes, Series B, due 2007, and 9.5 percent senior secured notes, due 2008, our bank credit facility and any senior secured or senior unsecured debt securities that we may issue under a senior indenture.

The holders of all of our senior indebtedness outstanding at the time of acceleration will first be entitled to receive payment in full of all amounts due on our senior indebtedness before the holders of the senior subordinated debt securities will be entitled to receive any payment upon the principal of, or premium, if any, or interest, if any, on the senior subordinated debt securities in the following circumstances:

•	upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Lyondell;

•	(i) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior indebtedness beyond any applicable grace period or (ii) in the event that any event of default with respect to any of our senior indebtedness has occurred and is continuing, permitting the holders of that senior indebtedness (or a trustee) to accelerate the maturity of that senior indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of (i) or (ii), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (iii) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (i) or (ii); or

•	in the event that any senior subordinated debt securities have been declared due and payable before their stated maturity.

By reason of this subordination, in the event of liquidation or insolvency, holders of senior subordinated debt securities may recover less than holders of our senior indebtedness and may recover more than the holders of junior subordinated debt securities.

For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities, other than stock and some of our subordinated securities, upon conversion or exchange of a senior subordinated debt security will be deemed to constitute payment upon the principal of the senior subordinated debt security.

Junior Subordinated Debt Securities

The junior subordinated debt indenture may provide that the junior subordinated debt securities are subordinate in right of payment to the prior payment in full of all of our senior debt, which includes any senior subordinated debt securities that we may issue under the senior subordinated indenture.

The holders of all of our senior debt outstanding at the time of acceleration will first be entitled to receive payment in full of all amounts due on our senior debt before the holders of the junior subordinated debt securities will be entitled to receive any payment upon the principal of, or premium, if any, or interest, if any, on the junior subordinated debt securities in the following circumstances:

•	upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Lyondell;

•	(i) in the event and during the continuation of any default in the payment of principal, premium or interest on any senior debt beyond any applicable grace period or (ii) in the event that any event of default with respect to any of our senior debt has occurred and is continuing, permitting the holders of that senior debt (or a trustee) to accelerate the maturity of that senior debt, whether or not the maturity is in fact accelerated (unless, in the case of (i) or (ii), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (iii) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (i) or (ii); or

•	in the event that any junior subordinated debt securities have been declared due and payable before their stated maturity.

By reason of this subordination, in the event of liquidation or insolvency, holders of the junior subordinated debt securities may recover less than holders of our senior debt, including the holders of any senior subordinated debt securities.

For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities, other than stock and some of our subordinated securities, upon conversion or exchange of a junior subordinated debt security will be deemed to constitute payment upon the principal of the junior subordinated debt security.

Definitions

Unless otherwise indicated in the applicable prospectus supplement, the following definitions are applicable to the subordinated indentures relating to the subordinated debt securities. You should refer to the applicable subordinated indenture for the full definition of each term.

“Debt” means, without duplication, with respect to any person or entity, whether recourse is to all or a portion of the assets of that person or entity and whether or not contingent:

•	every obligation of that person or entity for money borrowed;

•	every obligation of that person or entity evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	every reimbursement obligation of that person or entity with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of that person or entity;

•	every obligation of that person or entity issued or assumed as the deferred purchase price of property or services;

•	all indebtedness of that person or entity, whether incurred on or prior to the date of the applicable subordinated indenture or incurred later, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and

•

every obligation of the type referred to in the foregoing clauses of another person or entity and all dividends of another person or entity the payment of which, in either case, that person or entity has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; provided that this definition does not include trade accounts payable or accrued liabilities arising in the ordinary course of business.

“Senior debt” means the principal of, and premium, if any, and interest if any, on debt (as defined above), whether incurred on or prior to the date of the junior subordinated indenture or created later, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations are not superior in right of payment to the junior subordinated debt securities or to other debt that is equal with, or subordinated to, the junior subordinated debt securities. Senior debt will not include any debt (as defined above) that, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Reform Act of 1978, was without recourse to us, debt to any of our employees, and the junior subordinated debt securities.

“Senior indebtedness” means the principal of, and premium, if any, and interest on all indebtedness for borrowed money, whether incurred on or prior to the date of the senior subordinated indenture or incurred later, excluding (i) the subordinated debt securities, (ii) obligations that by their terms are not superior in right of payment to the senior subordinated securities or to other indebtedness that is equal with, or subordinated to, the senior subordinated securities and (iii) any deferrals, renewals or extensions of any indebtedness for money borrowed. The term “indebtedness for money borrowed” as used in the prior sentence means any obligation of, or any obligation guaranteed by, Lyondell for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets.

Unless otherwise provided in the prospectus supplement, neither subordinated indenture limits or prohibits the incurrence of additional senior debt or senior indebtedness, either of which may include indebtedness that is senior to the subordinated debt securities, but subordinate to other obligations of ours. In connection with the future issuances of securities, the subordinated indentures may be amended or supplemented to limit the amount of indebtedness incurred by us.

The applicable prospectus supplement may further describe the provisions, if any, applicable to the subordination of the subordinated debt securities of a particular series.

Consolidation, Merger and Sale of Assets

Unless otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, the indentures will provide that we will not, in any transaction or series of transactions, consolidate with or merge into any person, or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, unless:

•	either (i) we shall be the continuing corporation or (ii) the person (if other than Lyondell) formed by such consolidation or into which Lyondell is merged, or to which such sale, lease, conveyance, transfer or other disposition shall be made, is a corporation organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on and additional amounts with respect to all the debt securities and the performance of our covenants and obligations under the indenture and the debt securities;

•	immediately after giving effect to the transaction or series of transactions, no default or event of default shall have occurred and be continuing or would result from the transaction;

•	we deliver to the applicable trustee an officer’s certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture comply with the applicable indenture; and

•	we comply with any provisions provided for with respect to any series of debt securities.

Conversion or Exchange

If and to the extent indicated in the applicable prospectus supplement, the debt securities of any series may be convertible or exchangeable into other securities. The specific terms on which debt securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which case the number of shares of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

Governing Law

The indentures, the guarantees and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Regarding the Trustee

Each indenture will contain certain limitations on the right of the applicable trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. Each trustee is permitted to engage in other transactions. However, the trustee generally must eliminate any conflicting interest it acquires or resign.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Lyondell Chemical Company currently consists of 250,000,000 shares of common stock, par value $1.00 per share, and 80,000,000 shares of preferred stock, par value $.01 per share. The following summary description of our capital stock is qualified in its entirety by reference to our certificate of incorporation, and our by-laws, each as amended, copies of which have been filed as exhibits to Lyondell’s Annual Report on Form 10-K. You should read our certificate of incorporation and by-laws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you.

Common Stock

We are currently authorized to issue 250,000,000 shares of common stock, of which 117,564,920 shares of common stock were outstanding at March 31, 2002.

Holders of our common stock are entitled:

•	to receive any dividends as may from time to time be declared by our board of directors;

•	to one vote per share on all matters on which the holders of our common stock are entitled to vote;

•	to act by written consent in lieu of voting at a meeting of the holders of our common stock; and

•	to share ratably in all of our assets available for distribution to the holders of our common stock, in the event of our liquidation, dissolution or winding up.

The holders of a majority of the shares of common stock represented at a meeting can elect all of the directors.

Shares of our common stock are not liable to further calls or assessments by us for any of our liabilities that may be imposed on the holders of our common stock under the laws of the State of Delaware, the state of our incorporation. There are no preemptive rights for our common stock in our certificate of incorporation.

The transfer agent, registrar and dividend disbursing agent for our common stock is the American Stock Transfer & Trust Company.

Preferred Stock

We are currently authorized to issue up to 80,000,000 shares of preferred stock, $.01 par value per share. Our board of directors will specify the precise characteristics of the preferred stock to be issued, in light of current market conditions and the nature of specific transactions, and is not required to solicit further authorization from the holders of our common stock for any specific issue of preferred stock.

Our board of directors has adopted a policy providing that no future issuance of preferred stock will be effected without the approval of the holders of our common stock unless the board of directors (whose decision shall be conclusive) determines in good faith:

•	that the issuance is primarily for the purpose of facilitating a financing, an acquisition or another proper corporate objective or transaction; and

•	that any anti-takeover effects of the issuance are not our primary purpose for effecting such issuance.

Our board of directors will not amend or revoke this policy without giving written notice to the holders of all outstanding shares of our stock. However, no such amendment or revocation will be effective, without the approval of the holders of our common stock, to permit a subsequent issuance of preferred stock for the primary purpose of obstructing a takeover of Lyondell by any person who has, prior to such written notice to stockholders, notified the board of directors of its desire to pursue a takeover of Lyondell.

The prospectus supplement will describe the terms of any preferred stock we offer, including without limitation the specific designation, number of shares, liquidation preference, maturity (if any), redemption or repurchases provisions, dividend rates and payment dates, voting rights, whether convertible or exchangeable into other securities and any other rights, preferences, privileges, limitations and restrictions.

Rights to Purchase Common Stock

On December 8, 1995, our board of directors declared a dividend of one right for each outstanding share of our common stock, par value $1.00 per share, to the holders of our common stock of record at the close of business on December 20, 1995. Each right entitles the registered holder to purchase from us one share of our common stock at a purchase price of $80.00 per share of common stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement dated as of December 8, 1995 as it may from time to time be supplemented or amended between Lyondell and The Bank of New York, as Rights Agent.

Initially, the rights will be attached to all certificates representing outstanding shares of common stock and no separate certificates for the rights will be distributed. The rights will separate from our common stock and a “distribution date” will occur, with certain exceptions, upon the earlier of:

•	ten days following a public announcement of the existence of an “Acquiring Person”; or

•	ten business days following the commencement of a tender offer or an exchange offer that would result in a person becoming an Acquiring Person.

An “Acquiring Person” is any person or group of affiliated or associated persons that has acquired or obtained the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of our common stock, except that ARCO will not be or become an Acquiring Person unless and until such time as ARCO or any person affiliated or associated with ARCO acquires or becomes the beneficial owner of (or ARCO becomes affiliated or associated with any person who, collectively with ARCO, is the beneficial owner of) more than the lesser of:

•	1,000,000 shares of our common stock in addition to those ARCO beneficially owned as of December 8, 1995 (or in addition to any lesser number of shares ARCO beneficially owns from time to time thereafter); or

•	one share less than 50 percent of the shares of our common stock outstanding at any time.

In certain circumstances prior to the time a person has become an Acquiring Person, the distribution date may be deferred by our board of directors. Certain inadvertent acquisitions will not result in a person’s becoming an Acquiring Person if the person promptly divests itself of a sufficient amount of our common stock. Until the distribution date:

•	the rights will be evidenced by the common stock certificates (together with this summary of the rights or bearing the notation referred to below) and will be transferred with and only with our common stock certificates;

•	new common stock certificates issued after December 20, 1995 will contain a notation incorporating the rights agreement by reference; and

•	the surrender for transfer of any certificate for our common stock (with or without a copy of this summary of the rights) will also constitute the transfer of the rights associated with the common stock represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on December 8, 2005, unless earlier redeemed or exchanged by us as described below.

In the event (a “Flip-In Event”) that a person becomes an Acquiring Person (except pursuant to a tender or an exchange offer for all outstanding shares of our common stock at a price and on terms that a majority of our independent directors determines to be fair to and otherwise in the best interests of us and our stockholders (a “Permitted Offer”)), each holder of a right will thereafter have the right to receive, upon exercise of such right, a number of shares of our common stock (or, in certain circumstances, cash, property or other securities of Lyondell) having a current market price (as defined in the rights agreement) equal to two times the exercise price of the right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by or transferred to such Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the rights agreement.

In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (i) we are acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50 percent or more of our assets or earning power is sold or transferred, each holder of a right (except rights owned by such Acquiring Person or certain related parties) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right.

At any time until the time a person becomes an Acquiring Person, we may redeem the rights in whole, but not in part, at a price of $.0005 per right, payable, at our option, in cash, shares of our common stock or such other consideration as the board of directors may determine. At any time after the occurrence of a Flip-In Event and prior to the occurrence of a Flip-Over Event or a person becoming the beneficial owner of 50 percent or more of the shares of our common stock then outstanding, we may exchange the rights (other than rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, and/or other equity securities deemed to have the same value as one share of our common stock, per right, subject to adjustment.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Lyondell, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights should not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock (or other consideration) or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

The purchase price payable, and the number of shares of our common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, our common stock, (ii) if holders of our common stock are granted certain rights or warrants to subscribe for our common stock or securities convertible into our common stock at less than the current market price of our common stock or (iii) upon the distribution to holders of our common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

Other than the redemption price, any of the provisions of the rights agreement may be amended by our board of directors as long as the rights are redeemable. Thereafter, the provisions of the rights agreement (other than the redemption price) may be amended by the board of directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to lengthen the time period governing redemption or amendment shall be made at such time as the rights are not redeemable.

The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors at a time when the rights are redeemable.

A copy of the rights agreement has been filed as an exhibit to our Annual Report on Form 10-K. This summary description of the rights is qualified in its entirety by reference thereto.

Voting Rights

Each holder of shares of our common stock, except where otherwise provided by law or our certificate of incorporation, is entitled to one vote, in person or by proxy, for each share of common stock standing in his, her or its name on our books. Our common stock does not have cumulative voting rights. Holders of any of our preferred stock, if any, will be entitled to vote upon the election of directors or upon any questions affecting us only if and to the extent that the holders of any series of our preferred stock are granted voting rights fixed for such series by our board of directors in the resolution creating such series.

Delaware Section 203

We are a Delaware corporation and are subject to Section 203 of the General Corporation Law of Delaware. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15 percent or more of our outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with us for three years following the time that person becomes an interested stockholder unless (i) before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon completion of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85 percent of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of Lyondell and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or an exchange offer) or (iii) at the time of or subsequent to the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving Lyondell and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors.

Limitation on Directors’ Liability

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Our certificate of incorporation limits the liability of our directors to us or the holders of our common stock to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for the following liabilities:

•	for any breach of the director’s duty of loyalty to us or the holders of our common stock;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of Delaware; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and the holders of our common stock.

Provisions of Lyondell’s By-Laws

Certain provisions of our by-laws establish time periods during which appropriate stockholder proposals must be delivered to us for consideration at special and annual meetings called by us. Our by-laws provide, among other things, that stockholders making nominations for our board of directors at, or bringing other business before, an annual or a special meeting of stockholders must provide timely written notice to us thereof, timely notice being required to be no later than 90 days in advance of the meeting. However, if the date of the meeting was not publicly announced by a mailing to stockholders, in a press release reported by the Dow Jones News Services, Associated Press or comparable national news service or in a filing with the SEC pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 more than 90 days prior to the meeting, such notice, to be timely, must be delivered to our board of directors not later than the close of business on the tenth day following the day on which the date of the meeting was first so publicly announced.

Limitation on Changes in Control

The rights and rights agreement, certain provisions of our by-laws and the provisions of Section 203 of the General Corporation Law of Delaware could have the effect of delaying, deferring or preventing a change in control of Lyondell. This could be the case, notwithstanding that a majority of the stockholders might benefit from such a change in control or offer.

MARKET FOR COMMON STOCK AND COMMON STOCK DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “LYO.” The reported high and low sales prices of our common stock on the New York Stock Exchange (New York Stock Exchange Composite Tape) for each quarter from January 1, 2000 through March 31, 2002, inclusive, were as set forth below.

Period	High	Low
2000:
First Quarter	14.875	8.4375
Second Quarter	19.500	13.5000
Third Quarter	17.750	11.0000
Fourth Quarter	16.750	11.3125
2001:
First Quarter	17.950	12.625
Second Quarter	17.650	13.940
Third Quarter	15.400	9.450
Fourth Quarter	15.930	10.900
2002:
First Quarter	17.590	12.070
Second Quarter (through May 14, 2002)	17.140	14.180

During the last two years, Lyondell has declared $.225 per share quarterly cash dividends (which were paid in the subsequent quarter). On May 2, 2002 our Board of Directors declared a dividend of $.225 per share for the second quarter of 2002, payable June 17, 2002. The declaration and payment of dividends is at the discretion of our board of directors. The future declaration and payment of dividends and the amount of the dividend will be dependent upon Lyondell’s results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Subject to these considerations and to the legal considerations discussed in the following paragraph, we currently intend to distribute to our holders of common stock cash dividends on our common stock at a quarterly rate of $.225 per share. During 2001, we paid $106 million in dividends. During the first quarter of 2002, we paid $26 million in dividends.

Lyondell’s credit facilities and indentures limit Lyondell’s ability to pay dividends under certain circumstances. In addition, pursuant to a settlement agreement entered into with the Pension Benefit Guaranty Corporation in 1998, Lyondell may not pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, Lyondell provided a letter of credit meeting these requirements.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement. The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering. The terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements, which will be filed with the SEC.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND SECURITIES PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of securities purchase units consisting of a stock purchase contract and either (i) our debt securities or (ii) debt obligations of third parties, including U.S. Treasury securities, which will secure the holders’ obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the securities purchase units or vice versa and such payments may be unsecured or prefunded on some basis.

The prospectus supplement will describe the terms of any stock purchase contracts or securities purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or securities purchase units. Material United States federal income tax considerations applicable to the securities purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States through underwriters or dealers, directly to purchasers, including our affiliates, through agents or through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents, and the respective amounts of securities underwritten or purchased by each of them;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market as may be further described in any prospectus supplement. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

Except as set forth in the applicable prospectus supplement, Baker Botts L.L.P., Houston, Texas, will issue an opinion about the legality of any debt securities (whether secured or unsecured or senior or subordinated), common stock, preferred stock, warrants, stock purchase contracts, securities purchase units or guarantees we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Lyondell Chemical Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Equistar Chemicals, LP as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of LYONDELL-CITGO Refining LP as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov, and our electronic SEC filings are also available from our web site at www.lyondell.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its Web site.

The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered securities. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2001;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2002;

•	our current report on Form 8-K filed on January 11, 2002;

•	the description of the common stock, par value $1.00 per share, of Lyondell contained in Lyondell’s registration statement on Form 8-A dated December 16, 1988, as such registration statement may be amended from time to time for the purpose of updating, changing or modifying such description; and

•	the description of the rights to purchase common stock contained in Lyondell’s registration statement on Form 8-A dated December 12, 1995, as such registration statement may be amended from time to time for the purpose of updating, changing or modifying such description.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

Lyondell Chemical Company

1221 McKinney Street, Suite 700

Houston, Texas 77010

Attention: Investor Relations

Telephone: (713) 652-7200

You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person to provide information other than that provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as we describe above for updated information.

Lyondell Chemical Company